Exhibit 2.1

STOCK PURCHASE AGREEMENT

BY AND AMONG

INDALEX HOLDING CORP.,

NOVAR USA HOLDINGS INC.,

NOVAR OVERSEAS HOLDINGS B.V.

AND

HONEYWELL INTERNATIONAL INC.

September 16, 2005

3.22	Product Warranties	23

3.23	Inventories	23

3.24	Additional Information	23

3.25	Disclaimer of Other Representations and Warranties	24

ARTICLE IV REPRESENTATIONS AND WARRANTIES OF PURCHASER		24

4.1	Corporate Status	24

4.2	Authority	24

4.3	No Conflict; Required Filings	24

4.4	Legal Proceedings	25

4.5	Funding; Sufficiency of Assets	25

4.6	Investment Intent	26

4.7	Finder’s Fee	26

4.8	Disclaimer of Other Representations and Warranties	26

ARTICLE V COVENANTS		26

5.1	Interim Operations of the Companies	26

5.2	Filings with Governmental Authorities.	29

5.3	Consents	30

5.4	Confidentiality; Access to Information	30

5.5	Publicity	31

5.6	Books and Records	31

5.7	Further Action	32

5.8	Expenses	33

5.9	Notification of Certain Matters	33

5.10	Collective Bargaining Agreements; Employee Benefit Plans.	33

5.11	Indebtedness; Intercompany Accounts	34

5.12	Pension Plan Transfer.	36

5.13	Insurance Matters	36

5.14	Non-Solicitation	37

5.15	Non-Competition	37

5.16	IAS Confidential Information	38

5.17	Certain Waivers	39

5.18	Offering Materials	40

5.19	Monthly Financial Statements	41

5.20	Certain Intellectual Property	42

5.21	Closing Cash Balance	42

ARTICLE VI CLOSING CONDITIONS		42

6.1	Conditions to Obligations of Honeywell, Sellers and Purchaser	42

6.2	Additional Conditions to Obligations of Purchaser	43

6.3	Additional Conditions to Obligations of Honeywell and Sellers	44

ARTICLE VII CERTAIN TAX MATTERS		45

7.1	Tax Returns	45

7.2	Cooperation on Tax Matters; Contests	45

7.3	Tax Sharing Agreements	47

7.4	Tax Indemnifications	47

7.5	Certain Taxes	48

7.6	Section 116 Certificate	48

7.7	Tax Refunds	50

ARTICLE VIII TERMINATION		50

8.1	Termination	50

8.2	Effect of Termination and Abandonment	51

ARTICLE IX SURVIVAL; INDEMNIFICATION		51

9.1	Survival of Representations, Warranties and Agreements	51

9.2	Indemnification	51

9.3	Indemnification Procedures	52

9.4	Indemnification Limitations	54

ARTICLE X MISCELLANEOUS		56

10.1	Notices	56

10.2	Certain Definitions; Interpretation	57

10.3	Severability	62

10.4	Entire Agreement; No Third-Party Beneficiaries	63

10.5	Amendment; Waiver	63

10.6	Binding Effect; Assignment	63

10.7	Disclosure Schedule	63

10.8	Governing Law	63

10.9	Dispute Resolution; Mediation; Jurisdiction	63

10.10	Construction	65

10.11	Counterparts	65

10.12	Timing	65

Index of Defined Terms

Term	Page

Accountant	41
Additional Financial Statements	41
Affiliate	57
Affiliated Group	57
Agreement	Preamble
Assignee	48
Balance Sheet Date	57
Below-Threshold Claim	53
Berlin Property	51
business day	65
Canadian Pension Plan	18
Canadian Purchase Price	49
Certificate	48
Closing	2
Closing Date	2
Code	57
Commissioner of Competition	57
Commitment Letters	25
Companies	Recitals
Company Employee Benefit Plans	34
Competing Business	37
Competition Act	6
Competition Tribunal	57
Confidentiality Agreement	30
Contract	58
control	58
Debt Commitment Letter	25
Deferred Compensation Plan	18
Disclosure Schedule	4
Dispute	63
DOJ	58
Effective Time	2
Encumbrances	21
Environmental Claims	15
Environmental Laws	15
Equity Commitment Letter	25
ERISA	58
Exchange Act	6
Final Net Working Capital	2
Financial Statements	7
Former Sites	55
FTC	58

v

GAAP	7
Governmental Authority	58
Governmental Order	58
Guaranty	58
Honeywell	Preamble
HSR Act	6
IAS Balance Sheet	7
IAS Business	58
IAS Confidential Information	39
IAS Material Adverse Effect	58
IBS Business	59
Identified Guarantees	59
Identified Letters of Credit	59
Indalex Inc.	Recitals
Indalex Inc. Shares	Recitals
Indalex Limited	Recitals
Indalex Limited Shares	Recitals
Indebtedness	59
Indemnified Party	52
Indemnifying Party	52
Independent Valuation Firm	59
Initial Purchase Price	1
Intellectual Property	13
Interim Financial Statements	7
Inventory	23
Investment Canada Act	6
IRD	60
Key Customers	20
Key Suppliers	20
knowledge	60
Labor Laws	22
Law	60
Leased Real Property	20
Liability	60
Losses	60
Made Available	60
Management	55
Material Contract	19
Materials of Environmental Concern	15
Mediation Request	64
Minister of Industry	60
Multiemployer Plan	16
Net Working Capital	60
Novar Overseas	Preamble
Novar USA Holdings	Preamble
Offering Materials	40
Offerings	40

Owned Real Property	20
Pension Plans	34
Permit	61
Permitted Encumbrances	61
Person	61
Plan	16
Plans	16
Preliminary Net Working Capital	2
Preliminary Working Capital Statement	2
Procedure	64
Property	20
Purchase Price	1
Purchased Entities	11
Purchaser	Preamble
Purchaser Indemnified Parties	51
Purchaser Material Adverse Effect	61
Remittance Deadline	49
Retiree Medical Plan	17
Seller	Preamble
Seller Indemnified Parties	52
Seller Pension Plans Participants	34
Sellers	Preamble
Solvent	25
Specified Accounting Policies	61
Straddle Period	47
Subsidiary	61
Survival Period	51
Tangible Property	21
Targeted Net Working Capital	62
Tax Benefit	54
Tax Return	62
Taxes	62
Taxing Authority	62
Third-Party Claim	52
Transfer Amount	36
Voluntary Environmental Investigation	55
WARN Act	10
Year-End Financial Statements	7

Index of Schedules and Exhibits

Schedule 1.2  Purchase Price Allocation Schedule

Schedule 2.3  Historical Working Capital Statement

Schedule 3.5  Specified Accounting Policies

Schedule 4.5  Executed Commitment Letters

STOCK PURCHASE AGREEMENT

THIS STOCK PURCHASE AGREEMENT (this “Agreement”) is made this 16th day of September, 2005, by and among Indalex Holding Corp., a Delaware corporation (“Purchaser”), Novar USA Holdings Inc., a Delaware corporation (“Novar USA Holdings”), Novar Overseas Holdings B.V., a corporation formed under the laws of the Netherlands (“Novar Overseas”), and Honeywell International Inc., a Delaware corporation (“Honeywell”).  Each of Novar USA Holdings and Novar Overseas is referred to herein as a “Seller” and, collectively as, the “Sellers.”

WHEREAS, Novar USA Holdings, a wholly owned, direct subsidiary of Honeywell, owns all of the issued and outstanding shares of capital stock (the “Indalex Inc. Shares”) of Indalex Inc., a Delaware corporation (“Indalex Inc.”);

WHEREAS, Novar Overseas, a wholly owned, indirect Subsidiary of Honeywell, owns all of the issued and outstanding shares of capital stock (the “Indalex Limited Shares,” and, together with the Indalex Inc. Shares, the “Shares”) of Indalex Limited, a Canadian corporation (“Indalex Limited,” and,  together with Indalex Inc., the “Companies”);

WHEREAS, the Companies, together with their divisions and Subsidiaries, own or hold the assets, rights, obligations and Liabilities comprising the IAS Business; and

WHEREAS, upon the terms and subject to the conditions contained in this Agreement, Purchaser desires to acquire from the applicable Seller the applicable Shares, and the applicable Seller desires to sell to Purchaser the applicable Shares.

NOW, THEREFORE, in consideration of the mutual promises, covenants and agreements herein contained, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

ARTICLE I
PURCHASE AND SALE OF SHARES

1.1          Purchase and Sale of Shares.  Subject to the terms and conditions of this Agreement, at the Closing (as defined below), Honeywell shall cause Novar USA Holdings and Novar Overseas, as appropriate, and each of Novar USA Holdings and Novar Overseas, as appropriate, hereby agrees, to sell, assign, transfer, convey and deliver to Purchaser the Shares free and clear of all Encumbrances, and Purchaser shall deliver to Honeywell, as agent for Novar USA Holdings and Novar Overseas, the Purchase Price.

1.2          Purchase Price.  The aggregate purchase price to be paid for the Indalex Inc. Shares and the Indalex Limited Shares acquired by Purchaser pursuant to this Agreement shall be Four Hundred Twenty-Five Million Dollars ($425,000,000) in cash (such amount, the “Initial Purchase Price”), subject to adjustment pursuant to Section 2.3 (the Initial Purchase Price, as adjusted pursuant to Section 2.3, the “Purchase Price”).

The Purchase Price shall be allocated in accordance with the Purchase Price Allocation Schedule, and no party shall take a position inconsistent with such allocation on any Tax Return (unless otherwise required by a final, nonappealable determination of a court of competent jurisdiction or a binding closing agreement entered into with a Taxing Authority).  At the Closing, Purchaser shall deliver the Initial Purchase Price to Honeywell, as agent for Novar USA Holdings and Novar Overseas, by wire transfer of immediately available funds pursuant to the wire transfer instructions provided by Honeywell three (3) days prior to the Closing Date.

ARTICLE II
CLOSING; CLOSING DELIVERIES

2.1          Closing Date.  The closing of the transactions contemplated by this Agreement (the “Closing”) shall take place at 10:00 a.m., local time, at the offices of Skadden, Arps, Slate, Meagher & Flom LLP, 4 Times Square, New York, New York, two (2) business days following satisfaction or waiver of all conditions to Closing set forth in Article VII (other than those conditions that by their nature have to be satisfied at Closing (but subject to the satisfaction or waiver of those conditions)), or at such other place and time as the parties may agree.  The date on which the Closing will occur is referred to herein as the “Closing Date.”  The transfer of the Shares pursuant to Section 1.1 shall be deemed to have become effective at 12:01 a.m., in each relevant time zone where assets of the Companies are located on the Closing Date (the “Effective Time”).

2.2          Closing Deliveries.  At the Closing, (a) Purchaser shall deliver to Honeywell (i) evidence of the wire transfers referred to in Section 1.2 and (ii) the certificate required to be delivered pursuant to Section 6.3(c)(i) and (b) Honeywell shall cause the Sellers to, and the Sellers hereby agree to, deliver to Purchaser (i) stock certificates for the Shares, which certificates shall be duly endorsed to Purchaser or accompanied by duly executed stock powers, with appropriate transfer stamps (if any) affixed thereto, (ii) written resignations, in form and substance reasonably satisfactory to Purchaser, of those officers and directors of the Companies and their Subsidiaries that are employees of Honeywell or any of its Subsidiaries (other than the Companies and their Subsidiaries) and such other directors requested by Purchaser, and (iii) the certificate required to be delivered pursuant to Section 6.2(c)(i).

2.3          Working Capital Adjustment.

(a)           Within 90 days following the Closing Date, Purchaser shall prepare and deliver to Honeywell (i) a statement (the “Preliminary Working Capital Statement”) setting forth a calculation of the Net Working Capital (the “Preliminary Net Working Capital”) and (ii) a calculation of the amount due and owing in accordance with Section 2.3(e).  The Preliminary Working Capital Statement shall be prepared in accordance with the Specified Accounting Policies.  The “Final Net Working Capital” shall be the Preliminary Net Working Capital shown on the Preliminary Working Capital Statement, as modified pursuant to this Section 2.3.

(b)           In connection with Honeywell’s review of the Preliminary Working Capital Statement, Honeywell and its representatives shall have reasonable access, during normal business hours and upon reasonable advance written notice, to all relevant work papers, schedules, memoranda and other documents prepared by Purchaser or its representatives, subject to customary indemnification and other agreements that may be requested by Purchaser’s representatives, in connection with the preparation of the Preliminary Working Capital Statement and the calculation of the Preliminary Net Working Capital and to the books and records, the financial systems and finance personnel and any other information of the Companies and their Subsidiaries that Honeywell reasonably requests in connection with its review of the Preliminary Working Capital Statement, and Purchaser shall, and shall cause its Subsidiaries, including the Companies and their Subsidiaries, to cooperate reasonably with Honeywell and its representatives in connection therewith.

(c)           Unless Honeywell notifies Purchaser in writing that Honeywell disagrees with any aspect of the Preliminary Working Capital Statement (such notice to include Honeywell’s objections and reasonably detailed proposed revisions to said documents and in reasonable detail the basis therefor along with any relevant supporting data), within thirty (30) days after receipt thereof, the Preliminary Working Capital Statement shall be conclusive and binding on the parties and shall be the Final Net Working Capital.  If Honeywell so notifies Purchaser in writing within such thirty (30) day period, then Honeywell and Purchaser shall attempt to resolve their differences with respect thereto within fifteen (15) days after Purchaser’s receipt of Honeywell’s written notice of disagreement.  If Honeywell and Purchaser resolve their differences with respect to the Preliminary Working Capital Statement within such fifteen (15) day period, then the Preliminary Working Capital Statement, with such modifications necessary to reflect such agreement of Honeywell and Purchaser, shall be conclusive and binding on the parties and shall be the Final Net Working Capital.  Any disputes not resolved by Honeywell and Purchaser within such fifteen (15) day period regarding the Preliminary Working Capital Statement will be resolved by an Independent Valuation Firm jointly retained by Honeywell and Purchaser.  The Independent Valuation Firm shall make a determination on the disputes so submitted as well as such modifications, if any, to the Preliminary Working Capital Statement and the Final Net Working Capital to reflect such determination, and the same shall be conclusive and binding upon the parties.  The determination of the Independent Valuation Firm for any item in dispute cannot, however, be in excess of, nor less than, the greatest or lowest value, respectively, claimed for that particular item in the Preliminary Working Capital Statement, in the case of Purchaser, or in the notice described in the first sentence of this paragraph, in the case of Honeywell.  The fees and expenses of the Independent Valuation Firm shall be allocated between Honeywell and Purchaser as determined (as set forth in the Independent Valuation Firm’s final determination) by the Independent Valuation Firm based upon the relative success (in terms of percentages) of each party’s claims.  For example, if the Independent Valuation Firm’s final determination reflects a 60-40 compromise of the parties’ claims, the Independent Valuation Firm would allocate 40% of its expenses to the party whose claims were determined to be 60% successful and 60% of its expenses to the party whose claims were determined to be 40% successful.  The Independent Valuation

Firm shall be instructed to render its decision in accordance with the terms hereof, including the Specified Accounting Policies.

(d)           Not later than thirty (30) days after the engagement of the Independent Valuation Firm (as evidenced by its written acceptance by facsimile or otherwise to the parties), the parties shall submit simultaneous briefs to the Independent Valuation Firm (with a copy to the other parties) setting forth their respective positions regarding the issues in dispute, and not later than thirty (30) days after the submission of such briefs the parties shall submit simultaneous reply briefs (with a copy to the other parties).  The Independent Valuation Firm shall render its decision resolving the dispute within thirty (30) days after submission of the reply briefs.  If additional briefing, a hearing, or other information is required by the Independent Valuation Firm, the Independent Valuation Firm shall give notice thereof to the parties as soon as practicable before the expiration of such thirty (30) day period, and the parties shall promptly respond with a view to minimizing any delay in the decision date.

(e)           In the event that the Final Net Working Capital exceeds the Targeted Net Working Capital, Purchaser shall pay to Honeywell, as agent for Novar USA Holdings and Novar Overseas, the amount of such excess, together with interest thereon from the Closing Date to the date of payment at a floating rate equal to the U.S. dollar prime rate per annum, as quoted by JPMorgan Chase & Co., from time to time during such period, by wire transfer in immediately available funds, not later than five (5) business days after the Final Net Working Capital has been agreed to or deemed to be agreed to by, or has been delivered by the Independent Valuation Firm to, Purchaser and Honeywell pursuant to this Section 2.3.  In the event that the Final Net Working Capital is less than the Targeted Net Working Capital, Honeywell shall pay to Purchaser the amount of such deficit, together with interest thereon from the Closing Date to the date of payment at a floating rate equal to the U.S. dollar prime rate per annum, as quoted by JPMorgan Chase & Co., from time to time during such period, by wire transfer in immediately available funds, not later than five (5) business days after the Final Net Working Capital has been agreed to or deemed to be agreed to by, or has been delivered by the Independent Valuation Firm to, Purchaser and Honeywell pursuant to this Section 2.3.

ARTICLE III
REPRESENTATIONS AND WARRANTIES OF HONEYWELL AND SELLERS

Honeywell and the Sellers, jointly and severally, hereby represent and warrant to Purchaser, as of the date hereof and as of the Closing Date (except to the extent such representations and warranties are expressly made as of a specific date), that, except as set forth on the disclosure schedule delivered by Honeywell to Purchaser concurrently herewith (the “Disclosure Schedule”) (it being understood that any matter set forth in the Disclosure Schedule shall be deemed disclosed with respect to any section of this Article III to which the matter relates, so long as the description of such matter in the Disclosure Schedule plainly indicates its relevance to the pertinent section):

3.1          Corporate Status.  Each of the Companies and each Subsidiary of the Companies is duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or organization and each (a) has all requisite power and authority to carry on its business as it is now being conducted, and (b) is duly qualified to do business and is in good standing in each of the jurisdictions in which the ownership, operation or leasing of its properties and assets and the conduct of its business requires it to be so qualified, licensed or authorized, except, in the case of clause (b), where the failure to be so qualified, licensed or authorized would not have an IAS Material Adverse Effect.  Honeywell has Made Available to Purchaser a correct and complete copy of the certificate of incorporation, by-laws, regulations or other organizational or governing documents of each of the Companies, each as in effect on the date hereof, together with all amendments thereto.  Neither of the Companies nor any of their Subsidiaries is in default under its certificate of incorporation, by-laws, regulations or other organizational or governing documents.  To the knowledge of Honeywell, the minute books and security record books of each of the Companies and their Subsidiaries are correct and complete in all material respects.

3.2          Authority.  All corporate acts and other proceedings (including any stockholder or board approvals) required to be taken by Honeywell and each Seller to authorize the execution, delivery and performance of this Agreement and the other agreements contemplated hereby, if any, to which any of them is a party and the consummation of the transactions hereby and thereby have been or will be as of the Closing, duly and properly taken.  This Agreement has been duly executed and delivered by Honeywell and each Seller, and (assuming due authorization and delivery by Purchaser) this Agreement constitutes a valid and binding obligation of Honeywell and each Seller, enforceable against Honeywell and each Seller, in accordance with its terms, and each of the other agreements and instruments contemplated hereby, if any, to which Honeywell or either Seller is a party, when executed and delivered by Honeywell or such Seller, as applicable, in accordance with the terms thereof, shall constitute a valid and binding obligation of such Person, enforceable against Honeywell or such Seller, as applicable, in accordance with its respective terms, except, in any case, as enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and other similar laws relating to or affecting creditors’ rights generally or by general equitable principles (regardless of whether such enforceability is considered in a proceeding in equity or at law).

3.3          No Conflict; Government Authorizations.

(a)           Except as set forth in Section 3.3(a) of the Disclosure Schedule, the execution and delivery of this Agreement and all other agreements and instruments contemplated hereby, if any, to which any of Honeywell, the Sellers or the Companies is a party do not, and the consummation of the transactions contemplated hereby and thereby will not (with or without notice or lapse of time, or both), conflict with, or result in any violation of or default under, or give rise to a right of termination, cancellation or acceleration of any obligation or to loss of a benefit under, or result in the creation of any Encumbrance (not including Permitted Encumbrances) upon any of the properties or assets of the Companies or any of their Subsidiaries under, any provision of

(i) the certificate of incorporation, by-laws, regulations or other organizational or governing documents of Honeywell, Sellers, any of the Companies or the Subsidiaries of the Companies, (ii) any Material Contract to which any of Honeywell, Sellers, the Companies or the Subsidiaries of the Companies are party or by which they are bound or (iii) any material Permit, Governmental Order or, subject to the matters described in clauses (i)-(iii) of Section 3.3(b), Law applicable to any of Honeywell, Sellers, the Companies or the Subsidiaries of the Companies or their respective property or assets.

(b)           Except as set forth in Section 3.3(b) of the Disclosure Schedule, no material consent of, or registration, declaration, notice or filing with, any Governmental Authority is required to be obtained or made by any of Honeywell, Sellers, the Companies or the Subsidiaries of the Companies in connection with the execution, delivery and performance of this Agreement and all other agreements and instruments contemplated hereby, if any, to which any of Honeywell, the Sellers or the Companies is a party or the consummation of the transactions contemplated hereby and thereby, other than (i) compliance with and filings under the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the “Exchange Act”), (ii) compliance with and filings under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and the rules and regulations promulgated thereunder (the “HSR Act”) and the Competition Act (Canada) and the rules and regulations promulgated thereunder (the “Competition Act”) and the Investment Canada Act and the Investment Canada Regulations promulgated thereunder (the “Investment Canada Act”), and (iii) to the extent applicable, compliance with and filings under similar Laws of foreign jurisdictions other than the United States and Canada.

3.4          Capitalization.

(a)           Section 3.4 of the Disclosure Schedule sets forth a true and complete list of the authorized and outstanding capital stock, name, jurisdiction of organization, and record owner of the equity interests of each Company and its Subsidiaries, all of which are duly authorized, validly issued and fully paid, nonassessable and free and clear of any and all Encumbrances, except Encumbrances incurred at the Closing in connection with the financing of the transactions contemplated hereby.  The Shares constitute all of the issued and outstanding capital stock of the Companies and the shares of the Subsidiaries of the Companies set forth on Section 3.4(a) of the Disclosure Schedules constitute all of the issued and outstanding capital stock of such Subsidiaries. None of the Shares or the shares of the Subsidiaries of the Companies was issued in violation of any preemptive rights or rights of first refusal.

(b)           There are no existing options, warrants, calls, rights, subscriptions, arrangements, claims, commitments (contingent or otherwise) or other agreements of any character to which any of Honeywell, the Sellers, the Companies or the Subsidiaries of the Companies is a party, or is otherwise subject, requiring, and there are no securities of any of the Companies or the Subsidiaries of the Companies outstanding which upon conversion or exchange would require, the issuance, sale or transfer of any additional shares of capital stock or other securities of any of the Companies or the Subsidiaries of the Companies convertible into, exchangeable for or evidencing the right to subscribe for or purchase capital stock or any other securities of any of the Companies or the Subsidiaries of the Companies.  There are no outstanding or authorized stock appreciation, phantom stock, profit participation or similar rights with respect to the capital stock of the Companies or their Subsidiaries.  None of Honeywell, the Sellers, the Companies or the Subsidiaries of the Companies is a party, or is otherwise subject, to any voting trust or other voting agreement with respect to any of the shares of capital stock of the Companies or the Subsidiaries of the Companies or to any agreement relating to the issuance, sale, redemption, transfer, acquisition or other disposition or the registration of the capital stock of the Companies or the Subsidiaries of the Companies.

(c)           Other than the Subsidiaries of the Companies and the other Persons listed in Section 3.4 to the Disclosure Schedule, there are no joint ventures or other Persons in which the Companies or their Subsidiaries own, of record or beneficially, any direct or indirect equity or other similar interest or any right (contingent or otherwise) to acquire the same.

3.5          Financial Statements.

(a)           Attached to Section 3.5(a) of the Disclosure Schedule are true and complete copies of (i) the audited balance sheets of the Companies and their Subsidiaries as of December 31, 2004 and December 31, 2003 and the related audited statements of operations, cash flows and changes in stockholder’s investment of the Companies and their Subsidiaries for each of the three (3) one-year periods ended December 31, 2004, December 31, 2003 and December 31, 2002 (collectively, the “Year-End Financial Statements”) and (ii) the unaudited balance sheet of the Companies and their Subsidiaries as of June 30, 2005 (the “IAS Balance Sheet”) and the related unaudited statements of operations and cash flows of the Companies and their Subsidiaries for the six-month period ended June 30, 2005 (collectively, the “Interim Financial Statements” and, together with the Year-End Financial Statements, the “Financial Statements”).

(b)           The Year End Financial Statements (including in all cases the notes thereto, if any) were prepared from the books and records of the Companies and their Subsidiaries, and present fairly, in all material respects, the financial position and results of operations and cash flows of the Companies and their Subsidiaries as of the dates thereof and for the periods covered thereby, in accordance with United States generally accepted accounting principles (“GAAP”), consistently applied.

(c)           The Interim Financial Statements were prepared from the books and records of the Companies and their Subsidiaries, and present fairly, in all material respects, the financial position and results of operations and cash flows of the Companies and their Subsidiaries as of the dates thereof and for the periods covered thereby, in accordance with the Specified Accounting Policies.

(d)           Except as set forth in Section 3.5(d) of the Disclosure Schedule, the Companies and their Subsidiaries, as of the Closing, will not be (i) subject to any leases that would be required by GAAP, as applied on a consistent basis, to be recorded as capital leases on the financial statements of the Companies and their Subsidiaries, (ii) liable, contingently or otherwise, for any indebtedness for the deferred purchase price of property or services (excluding, for the avoidance of doubt, trade payables and accrued expenses incurred in the ordinary course of business consistent with past practice), or (iii) parties to any letters of credit or beneficiaries of letters of credit issued by Honeywell or any of its Subsidiaries on their behalf.

3.6          Absence of Certain Changes; Undisclosed Liabilities.

(a)           Except as expressly required by this Agreement or as set forth in Section 3.6(a) of the Disclosure Schedule, since the Balance Sheet Date and (except in the case of clause (xvii) below) prior to the date of this Agreement, the Companies and their Subsidiaries have operated in the ordinary course of business consistent with past practice, and there has not been any:

(i)            adoption of any change in their respective certificates of incorporation or bylaws or other similar organization or governing documents;

(ii)           adoption of a plan or agreement of complete or partial liquidation, dissolution, restructuring, merger, consolidation, restructuring, recapitalization or other reorganization of any of the Companies or their Subsidiaries;

(iii)          (A) issuance, sale, transfer, pledge, disposition or encumbrance of the Shares or any shares of capital stock of the Subsidiaries of the Companies or any securities or rights convertible, exchangeable or exercisable into any Shares or any shares of capital stock of the Subsidiaries of the Companies, (B) split, combination, subdivision or reclassification of the Shares or any shares of capital stock of the Subsidiaries of the Companies, (C) declaration, setting aside or payment of any dividend or other distribution, other than any dividend or distribution payable in cash, with respect to the Shares or any shares of capital stock of the Subsidiaries of the Companies or (D) redemption, purchase or other acquisition, directly or indirectly, of the Shares or any shares of capital stock of the Subsidiaries of the Companies;

(iv)          (A) increase of the benefits under any Plans or modification or amendment of any Plan, (B) increase in the rate of compensation payable or paid to any officers or employees of the Companies or their Subsidiaries other than with respect to employees of any of the Companies or their Subsidiaries with salaries of less than $80,000 per year in the ordinary course of business consistent with past practice, or (C) agreement that will require the Companies or their Subsidiaries to pay any incentive, bonus, profit sharing or severance, retention or vacation pay, or termination or change of control payments to any director or officer or employees with salaries in excess of $80,000 per year or, except in the ordinary course of business consistent with past practice, any other employee of the Companies or their Subsidiaries;

(v)           except as set forth in Section 3.6(a) of the Disclosure Schedule, entry into or consummation of any transaction involving the acquisition of the business, stock, assets or other properties of any other Person (other than purchases of inventory or other business assets in the ordinary course of business consistent with past practice);

(vi)          sale, lease, license or other disposition of any assets or property except pursuant to existing Material Contracts disclosed in Section 3.13(a) of the Disclosure Schedule, except as set forth in Section 3.6(a) of the Disclosure Schedule and except for sales or other dispositions of inventory in the ordinary course of business consistent with past practice and except for sales or other dispositions of assets that, individually or in the aggregate, do not involve more than $100,000 and $1,000,000, respectively;

(vii)         (A) making or rescission of any material tax election with respect to any of the Companies or their Subsidiaries, (B) change in any of its material methods of reporting income or deductions for Tax purposes, (C) compromise of any Tax liability of any of the Companies or their Subsidiaries that is material to the Companies and their Subsidiaries or (D) issuance of a waiver to extend the period of limitations for the payment or assessment of any Tax;

(viii)        (A) other than in the ordinary course of business consistent with past practice, incurrence of any Indebtedness; (B) assumption, guarantee, endorsement or otherwise becoming liable or responsible (whether directly, contingently or otherwise) for the obligations of any other Person except in the ordinary course of business consistent with past practice and except for obligations of the Companies and their Subsidiaries incurred in the ordinary course of business consistent with past practices; (C) making of any loans, advances or capital contributions to or investments in any other Person (other than to Subsidiaries of the Companies in the ordinary course of business consistent with past practice); or (D) mortgage or pledge of any of its material assets, tangible or intangible, or creation or sufferance of any Encumbrance thereupon (other than Permitted Encumbrances);

(ix)           change, in any material respect, in any of the accounting principles or practices used by the Companies and their Subsidiaries;

(x)            entry into, termination of, or amendment or waiver of any material provisions or rights under, any Material Contract;

(xi)           entry into any new lease or sublease of Leased Real Property or termination of, or amendment or waiver of any material provisions or rights under, any lease or sublease with respect to any Leased Real Property;

(xii)          change, in any manner adverse to the Companies or their Subsidiaries, to the material terms and conditions of their business relationships with Key Customers or Key Suppliers other than in the ordinary course of business consistent with past practice;

(xiii)         termination or closure of any facility;

(xiv)        writing up or down of any of the assets of the Companies or their Subsidiaries individually or in the aggregate in excess of $1,000,000;

(xv)         settlement, conciliation or compromise of any material claims, actions, suits, investigations or proceedings other than in the ordinary course of business consistent with past practice or in the aggregate in excess of $1,000,000;

(xvi)        implementation of any plant closing or layoff of employees of the Companies or their Subsidiaries that resulted in written notice to affected employees being required by the Worker Adjustment and Retraining Notification Act of 1988, as amended, or any similar foreign, state or local Law (the “WARN Act”);

(xvii)       physical damage, destruction or casualty loss in an amount exceeding $250,000 in the aggregate to any of the Companies’ or their Subsidiaries’ assets that is not covered by insurance and that has a material impact on the operation of the Business; or

(xviii)      agreement or commitment to do any of the foregoing.

(b)           Except as set forth in Section 3.6(b) of the Disclosure Schedule, since the Balance Sheet Date, there has not been an IAS Material Adverse Effect.

(c)           Except as and to the extent reflected on the IAS Balance Sheet and Liabilities incurred since the date of such balance sheet in the ordinary course of business consistent with past practice (other than a Liability for breach of contract, breach of warranty, tort or infringement or a claim or lawsuit or an environmental Liability), the Companies and their Subsidiaries as of the Closing will not have any Liabilities in excess of $1,000,000.

3.7          Taxes.

(a)           Each of the Companies, their Subsidiaries and each Affiliated Group of which they are or were a member has (i) duly and timely filed (or there has been filed on its behalf) all material Tax Returns required to be filed by it (taking into account all applicable extensions) with the appropriate Taxing Authority and (ii) paid all Taxes due and payable (whether or not shown on such Tax Returns ).  All such Tax Returns are true and correct in all material respects.  The unpaid Taxes of the Company and their Subsidiaries (i) did not, as of the Balance Sheet Date, exceed the reserve for

Taxes (excluding any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of the IAS Balance Sheet, and (ii) will not exceed that reserve as adjusted for the passage of time through the Closing Date.

(b)           There are no Encumbrances for Taxes upon any property or assets of the Companies and their Subsidiaries (collectively, the “Purchased Entities”), except for Encumbrances for Taxes not yet due and payable or for which adequate reserves have been provided in accordance with GAAP in the Financial Statements and except as set forth in Section 3.7(b) of the Disclosure Schedule.

(c)           Except as set forth in Section 3.7(c) of the Disclosure Schedule, none of the Purchased Entities has requested or been granted an extension of the time for filing any Tax Return which has not yet been filed.

(d)           Except as set forth in Section 3.7(d) of the Disclosure Schedule, there is no audit, examination, deficiency, refund litigations or proposed adjustment or reassessment with respect to any material amount of Taxes pending or in progress or threatened with respect to any Taxes of the Purchased Entities or any income Tax liability of any Affiliated Group for any taxable period during which the Purchased Entities were a member of the group.  As of the date hereof, none of the Purchased Entities has received notice in writing of any claim made by a Taxing Authority in a jurisdiction where the Purchased Entity does not file a Tax Return, that the Purchased Entity is or may be subject to material taxation by that jurisdiction, where such claim has not been resolved favorably to the Purchased Entity.

(e)           Except as set forth in Section 3.7(e) of the Disclosure Schedule, there are no outstanding written requests, agreements, consents or waivers to extend the statutory period of limitations applicable to the assessment of any income Taxes or material income Tax deficiencies against any of the Purchased Entities or any Affiliated Group for any taxable period during which any of the Purchased Entities was a member of the group.

(f)            Except as set forth in Section 3.7(f) of the Disclosure Schedule, each of the Purchased Entities is in material compliance with all applicable information reporting and Tax withholding requirements under U.S. and Canadian federal, state, provincial and local, and non-U.S. and non Canadian Tax laws.

(g)           Except as set forth in Section 3.7(g) of the Disclosure Schedule, none of the Purchased Entities is a party to, is bound by or has any obligation under any Tax sharing, Tax allocation or Tax indemnity agreement or similar contract or arrangement.

(h)           Except as set forth in Section 3.7(h) of the Disclosure Schedule, none of the Purchased Entities (i) has been a member of an Affiliated Group filing a consolidated federal income Tax Return (other than a group the common parent of which was Honeywell) or (ii) has any liability for the Taxes of any Person (other than

Honeywell or Sellers) under Treas. Reg. §1.1502-6 (or any similar provision of state, local, or foreign Law), as a transferee or successor, by Contract, or otherwise.

(i)            None of the Purchased Entities has engaged in a transaction that the Internal Revenue Service has identified by regulation or other form of published guidance as a listed transaction, as set forth in Treas. Reg. § 1.6011-4(b)(2).

(j)            The Purchased Entities will not at any time be deemed to realize a capital gain pursuant to subsection 80.03(2) of the Income Tax Act (Canada) or any analogous provincial legislative provision as a result of any transaction or event taking place in any taxation year ending on or before the Closing Date.

(k)           There are no circumstances existing which could result in the application of section 78 or 160 of the Income Tax Act (Canada) or any equivalent provincial provision to any Purchased Entity.

(l)            The Purchased Entities have not participated, directly or through a partnership, in a transaction or series of transactions contemplated in subsection 247(2) of the Income Tax Act (Canada) or any analogous provincial legislative provision.

(m)          The Indalex Limited Shares are not “taxable Quebec property” for purposes of the Taxation Act (Quebec).

(n)           Each of the Companies and their Subsidiaries and each Affiliated Group has charged, collected and remitted on a timely basis all Taxes as required under applicable legislation on any sale, supply or delivery whatsoever, made by each of the Companies, their Subsidiaries and each Affiliated Group.

3.8          Intellectual Property.

(a)           Section 3.8(a) of the Disclosure Schedule sets forth a true and complete list (in all material respects) of the Companies’ and their Subsidiaries’ (i) registered Intellectual Property, (ii) applications for such registrations, (iii) computer software (except for commercially available off-the-shelf software purchased or licensed for less than $50,000) and (iv) material unregistered trademarks and service marks.

(b)           Except as set forth in Section 3.8(b) of the Disclosure Schedule, each of the Companies and each of their Subsidiaries owns the entire right, title and interest in and to, or has valid rights to use, all of the Intellectual Property set forth in Section 3.8(a) of the Disclosure Schedule indicated as being owned by such entity, and all other material Intellectual Property that is currently used in the conduct of their respective businesses.

(c)           Except as set forth in Section 3.8(c) of the Disclosure Schedule, the operation of the respective businesses of the Companies and their Subsidiaries as currently conducted does not infringe, dilute, misappropriate or otherwise violate, in any material respect, the Intellectual Property of any third Person which is reasonably likely to give rise to material Liability or interfere, in any material respect, with the operation of the Business.

(d)           Except as set forth in Section 3.8(d) of the Disclosure Schedule, as of the date hereof, there is no claim by or before any Governmental Authority or arbitrator pending nor, to the knowledge of Honeywell, threatened in writing by any third Person against any of the Companies or their Subsidiaries with respect to any material Intellectual Property owned or used by any of the Companies or their Subsidiaries in connection with their respective businesses as currently conducted, including any claim or suit that alleges that any such usage infringes, dilutes, misappropriates or otherwise violates the rights of any third Person.

(e)           Except as set forth in Section 3.8(e) of the Disclosure Schedule, as of the date hereof, (i) there is no claim pending or, to the knowledge of Honeywell, threatened in writing by the Companies or any of their Subsidiaries against any third Person with respect to any Intellectual Property and (ii) to the knowledge of Honeywell, no third Person is infringing, diluting, misappropriating or otherwise violating, in any material respect, any Intellectual Property currently used by the Companies or their Subsidiaries in the conduct of their respective businesses.

(f)            Except as set forth in Section 3.8(f) of the Disclosure Schedule, all material Intellectual Property owned by or licensed to the Companies and their Subsidiaries shall be owned by or licensed to the Companies and their Subsidiaries on substantially identical terms and conditions immediately after the Closing (except for changes in royalty rates or other similar matters occurring in the ordinary course of business consistent with past practice).

(g)           Except as set forth in Section 3.8(g) of the Disclosure Schedule and except as would not reasonably be expected to have an IAS Material Adverse Effect, to the knowledge of Honeywell, no current or former employee of any of the Companies or their Subsidiaries is in violation of any material term of any employment agreement, invention assignment agreement, non-competition agreement or any restrictive covenant relating to the employment of such person by any of the Companies or any of their Subsidiaries.

(h)           For purposes of this Agreement, “Intellectual Property” means all (i) U.S. and foreign patents and industrial designs and applications therefor and all divisionals, reissues, renewals, registrations, confirmations, re-examinations, certificates of inventorship, extensions, continuations and continuations-in-part thereof, (ii) U.S. and foreign trademarks, trade dress, service marks, service names, trade names, domain names, brand names, logo or business symbols, whether registered or unregistered, and pending applications to register the same, including all extensions and renewals thereof and all goodwill associated therewith, (iii) U.S. and foreign copyrights in writings, designs, industrial designs, software, mask works or other works, whether registered or unregistered, and pending applications to register the same, (iv) confidential or proprietary know-how, trade secrets, methods, processes, practices, formulas and techniques and (v) computer software programs and software systems.

3.9          Legal Proceedings.  Except as set forth in Section 3.9 of the Disclosure Schedule, there are no material claims, actions, suits, investigations, charges, complaints, arbitrations or proceedings pending against or, to the knowledge of Honeywell, threatened against, the Companies or the Subsidiaries of the Companies or any of their respective properties by or before any Governmental Authority.  None of the Companies or any Subsidiary of the Companies nor any of their respective properties or assets is or are subject to any Governmental Order and, to the knowledge of Honeywell, there are no such Governmental Orders threatened to be imposed.  To the knowledge of Honeywell, there are no (a) formal governmental inquiries or investigations pending or threatened relating to, affecting or involving the IAS Business or (b) informal governmental inquiries or investigations, internal investigations or whistle-blower complaints pending or threatened relating to, affecting or involving the IAS Business, except, in the case of clause (b) above, for those that are not reasonably expected to give rise to material Liability or interfere, in any material respect, with the conduct of the IAS Business.  This representation and warranty does not apply to environmental matters, which are the subject of Section 3.11.

3.10        Compliance with Laws; Permits.  Except as set forth in Section 3.10 of the Disclosure Schedule, with the exception of environmental matters (which are addressed in Section 3.11):

(a)           Since January 1, 2003, the Companies and their Subsidiaries have complied, in all material respects, with all Laws applicable to their respective businesses (excluding Laws relating to Intellectual Property and Labor Laws, which are the subject of the representations set forth in Section 3.8 and Section 3.17, respectively).

(b)           The Companies and their Subsidiaries have obtained all Permits that are necessary to the conduct in all material respects of their respective businesses as presently being conducted, and all such Permits are in full force and effect, except where the failure to be in full force and effect would not reasonably be expected to interfere, in any material respect, with the conduct of the IAS Business.  None of the Companies or any of their Subsidiaries is in material violation or default of such Permits, and none of the Companies or their Subsidiaries has received any written notification from any Governmental Authority threatening to revoke any Permit other than revocations which would not reasonably be expected to interfere, in any material respect, with the conduct of the IAS Business.

3.11        Environmental Matters.  Except for matters which are set forth in Section 3.11 of the Disclosure Schedule:

(a)           The Companies and their Subsidiaries are and have been in compliance (except for any such past noncompliance which has, along with related liability for penalties, been fully resolved) with applicable Environmental Laws in all material respects.

(b)           There is no Environmental Claim pending or, to the knowledge of Honeywell, threatened against the Companies or their Subsidiaries or with respect to the Property or the IAS Business that would reasonably be expected to give rise to any material Liability.

(c)           There is no past or current condition on any Property or other location and none of the Companies have arranged for the offsite disposal of any Materials of Environmental Concern, for which any of the Companies or their Subsidiaries has, or would have in the future, any material Liability under Environmental Laws, including any toxic tort liability for exposure to Materials of Environmental Concern or any material obligation to undertake any investigation, cleanup or remedial action pursuant to Environmental Laws.  Except as permitted or allowed pursuant to any Environmental Law,  there are no Materials of Environmental Concern present on, in, under or migrating to or from any Property, and no disposal, generation, release, discharge, spill, treatment or transportation of or exposure of any Person to any Materials of Environmental Concern has occurred in connection with the IAS Business or on, in or under the Property or any formerly owned or operated property during or prior to the ownership of such property by any of the Companies or any of their Subsidiaries, in each case that has given or would give rise to material Liabilities or obligations of the Companies or their Subsidiaries pursuant to any Environmental Laws.

(d)           Honeywell has Made Available all environmental audits, reports and other material environmental documents relating to the Companies and the IAS Business, including any current or former facilities owned or operated in connection with the IAS Business, which are in its possession.

(e)           For purposes of this Agreement, (i) “Environmental Claims” means any claim, cause of action, notice, demand, lawsuit, order, request for information, investigation, proceeding or other action by any person or entity alleging potential Liability arising out of, based on or resulting from (A) the presence, or release into the environment of or exposure of any person to any Material of Environmental Concern at any location, or (B) any violation, or alleged violation, of or other Liability under any Environmental Law, (ii) “Environmental Laws” means all federal, interstate, state, local, provincial and foreign Laws, including common law, effective on or prior to the Closing Date, relating to pollution or protection of human health, safety, or the environment, including Laws relating to emissions, discharges, releases or threatened releases of Materials of Environmental Concern, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Materials of Environmental Concern, and (iii) “Materials of Environmental Concern” means chemicals, pollutants, contaminants, wastes, toxic substances, hazardous substances, radioactive materials, noise, odors, asbestos, petroleum and petroleum products and other materials which are regulated under or could give rise to liability under Environmental Laws.

3.12        Employee Matters and Benefit Plans.

(a)           Each employment, retention, bonus, deferred compensation, pension, stock option, stock purchase, stock appreciation right, equity-based compensation, incentive, profit-sharing or retirement plan, arrangement or agreement, each medical, dental, disability, hospitalization, life insurance, vacation, retiree medical, severance, termination or supplemental unemployment pay plan, and each other agreement (including any employment, severance, change in control or similar agreement with any employee of the Companies or any of their Subsidiaries), fringe benefit plan or arrangement, or any other material employee benefit plan, program or arrangement in each case that is sponsored or maintained, or contributed to, by the Companies or any of their Subsidiaries, that affects or covers any current or former employee of the Companies or their Subsidiaries or with respect to which any of the Companies or their Subsidiaries has any liability (including “employee benefit plans” within the meaning of Sections 3(1), 3(2) and 3(3) of ERISA), other than any Multiemployer Plan (as defined below) (each a “Plan” and collectively, the “Plans”) has been set forth in Section 3.12(a) of the Disclosure Schedule.  True and complete copies of the following have been Made Available to Purchaser by Honeywell:  (i) the most recent copy of the Plans, including any trust instruments and insurance contracts forming a part of any Plans and all amendments thereto; (ii) the most recent annual reports or returns for the Plans filed with any Governmental Authority, including (if applicable) any Form 5500 together with all schedules, as required, filed with the Internal Revenue Service or the Department of Labor, and any financial statements filed with any Governmental Authority, including (if applicable), any opinions required by Section 103(e)(3) of ERISA with respect to each Plan; (iii) the most recent determination letter issued by the Internal Revenue Service for each Plan that is intended to be “qualified” under Section 401(a) of the Code and copies of all material correspondence with all regulatory authorities for each Plan; (iv) the most recent summary plan description and any summary of material modifications, as required, for each Plan; (v) the most recent actuarial reports, if any, relating to each Plan; and (vi) the most recent actuarial valuation, study or estimate of any retiree medical and life insurance benefits plan or supplemental retirement benefits plan.  Each pension plan that a Company or a Subsidiary contributes to on behalf of employees covered by any collective bargaining agreement between the Companies or their Subsidiaries and any labor union or labor organization and that is not maintained or administered by a Company or a Subsidiary (each a “Multiemployer Plan”) is also set forth in Section 3.12(b) of the Disclosure Schedule.  For the avoidance of doubt, a Multiemployer Plan is not a Plan within the meaning of this Agreement.  As of the Closing, the Companies and their Subsidiaries have met all of their obligations, including, for greater certainty, their obligations to make contributions to each Multiemployer Plan, in accordance with the participation and other agreements between the Companies and their Subsidiaries and the applicable labor union or labor organization and any applicable Law.

(b)           Except as set forth in Section 3.12(b) of the Disclosure Schedule, with respect to each Plan:  (i) if intended to qualify under Section 401(a) of the Code, such Plan has received a determination letter from the Internal Revenue Service stating that it so qualifies and that its trust is exempt from taxation under Section 501(a) of the Code and nothing has occurred to the knowledge of Honeywell since the date of such determination that would adversely affect such qualification or exempt status; (ii) such Plan is registered (where required), maintained, funded, invested and administered in all material respects in accordance with its terms, the terms of any applicable collective bargaining agreement and applicable Law, including (if applicable) ERISA and the Code; (iii) except for routine claims for benefits, no claims, actions or disputes in respect of any

Plan are pending or, to the knowledge of Honeywell, threatened that give rise to or might reasonably be expected to give rise to material liability on the part of the Companies or any of their Subsidiaries; (iv) neither the Companies nor any of their Subsidiaries nor any trustee or any fiduciary of any of the Plans that are subject to ERISA and the Code has engaged in any non-exempt prohibited transaction within the meaning of Sections 406 or 407 of ERISA or Section 4975 of the Code with respect to any such Plans that could result in the imposition of any material liability on such Plan or any of the Companies or their Subsidiaries; (v) no Plan is a “multiemployer plan” within the meaning of Section 3(37) of ERISA or a “multiple employer plan” within the meaning of Section 413(c) of the Code or a multi-employer pension plan within the meaning of any other applicable Law; and (vi) there are no proceedings or investigations pending before the Internal Revenue Service, Department of Labor or other Governmental Authority with respect to any Plan, nor to the knowledge of Honeywell is any such proceeding or investigation threatened.

(c)           With respect to each Plan subject to Title IV of ERISA, (i) a notice of intent to terminate any such Plan has not been filed, (ii) the Pension Benefit Guaranty Corporation has not instituted or threatened to institute proceedings to terminate any such Plan, (iii) no reportable event, as described in Section 4043(c) of ERISA, has occurred with respect to any such plan, (iv) except as set forth in Section 3.12(c) of the Disclosure Schedule, since the last valuation date for each such Plan, there has been no amendment or change to such Plan that would increase the amount of benefits thereunder and (v) there is no liability to the Pension Benefit Guaranty Corporation (other than for premiums) or otherwise under Title IV of ERISA.

(d)           No Plan that is a “defined benefit plan” subject to ERISA and the Code has an “accumulated funding deficiency,” whether or not waived, within the meaning of Section 412 of the Code or Section 302 of ERISA and none of the Companies or their Subsidiaries has an outstanding funding waiver with respect to any such Plan.

(e)           Except as set forth in Section 3.12(e) of the Disclosure Schedule, none of the Companies or their Subsidiaries has any obligations for retiree health, medical, dental or life insurance benefits under any Plan (each such Plan set forth in Section 3.12(e) of the Disclosure Schedule, a “Retiree Medical Plan”), other than coverage as may be required under Section 4980B of the Code or Part 6 of Title I of ERISA, or under the continuation of coverage provisions of the Laws of any state or locality.  Except as otherwise restricted by the terms of any applicable collective bargaining agreement, each such Retiree Medical Plan may be amended or terminated without liability to the Companies or their Subsidiaries.

(f)            Except as set forth in Section 3.12(f) of the Disclosure Schedule, the consummation of the transactions contemplated by this Agreement will not, either alone or in combination with another event, (i) entitle any current or former employee or officer of the Companies or any Subsidiary to severance pay, unemployment compensation or any other payment that will result in a liability to the Companies, the Subsidiaries or the Purchaser, (ii) accelerate the time of payment or vesting, or trigger any payment or funding, through a grantor trust or otherwise, or increase the amount of, compensation or benefits due any such employee or officer or trigger any other material obligation pursuant to, any of the Plans, (iii) result in any breach or violation of, or a default under, any of the Plans, or (iv) in respect of any Plan that is subject to the Code, result in any payment that would be a “parachute payment” to a “disqualified individual” as those terms are defined in Section 280G of the Code, without regard to whether such payment is reasonable compensation for personal services performed or to be performed in the future.

(g)           With respect to each Plan, all contributions (including all employer contributions and employee salary reduction contributions) that are due as of the date hereof have been made within the time periods prescribed by ERISA, the Code and applicable Law, and all contributions for any period ending on or before the Closing Date that are not yet due have been made or properly accrued.  All premiums or other payments for all periods ending on or prior to the Closing Date have been paid or properly accrued with respect to each  Plan that is an employee welfare benefit plan (as defined in Section 3(1) of ERISA).

(h)           None of the Companies nor any Subsidiaries has any liability with respect to any “employee benefit plan” (as defined in Section 3(3) of ERISA) solely by reason of being treated as a single employer under Section 414 of the Code with any trade, business or entity other than the Companies and their Subsidiaries.

(i)            Each Plan that is subject to Section 409A of the Code (each, a “Deferred Compensation Plan”) complies in all material respects with Section 409A of the Code and the regulations issued thereunder.  No Company or any Subsidiary thereof has, since October 3, 2004, (i) granted to any employee an interest in any Deferred Compensation Plan which interest has been or, upon the lapse of a substantial risk of forfeiture with respect to such interest, will be subject to the tax imposed by Section 409A(a)(1)(B) or (b)(4)(A) of the Code, or (ii) modified the terms of any Deferred Compensation Plan in a manner that could cause an interest previously granted under such plan to become subject to the tax imposed by Section 409A(a)(1)(B) or (b)(4) of the Code.

(j)            Section 3.12(j) of the Disclosure Schedule sets forth each Plan that is a “registered pension plan” within the meaning of subsection 248(1) of the Income Tax Act (Canada) (each a “Canadian Pension Plan”).

(k)           Except as set forth in Section 3.12(k) of the Disclosure Schedule, to the knowledge of Honeywell, (i) within the ten (10) years preceding the date of this Agreement there has been no material correspondence with any Governmental Authority concerning the windup or termination of any Canadian Pension Plan in whole or in part and (ii) within the six (6) years preceding the date of this Agreement, other than in relation to declared wind-ups or terminations, which are disclosed in Section 3.12(k) of the Disclosure Schedule (A) in any consecutive period of 12 months, there has been no discontinuance or reorganization of the business of any Company that has participated in any Canadian Pension Plan, pursuant to which the employment of at least 20% of the employees of such Company or Subsidiary thereof who were members of such Canadian

Pension Plan was terminated; (B) there has been no sale or other disposition of any assets of the business of any Company or Subsidiary thereof that has participated in any Canadian Pension Plan to an entity that did not provide the members of any Canadian Pension Plan hired by such entity in connection with such sale or other disposition with a registered pension plan.

(l)            To the knowledge of Honeywell, all withdrawals and transfers of assets from any Canadian Pension Plan and the trust or other funding media relating thereto, have received, and have been carried out in accordance with, all required approvals from applicable Governmental Authorities.

(m)          This Section 3.12 contains the sole and exclusive representations and warranties of Honeywell and the Sellers with respect to the Plans.

3.13        Material Contracts.

(a)           Except as set forth in Section 3.13(a) of the Disclosure Schedule, as of the date hereof, none of the Companies or any of their Subsidiaries is a party to or bound by any: (i) Contract that would be required to be filed by Honeywell as a material contract pursuant to Item 601(b)(10) of Regulation S-K of the SEC (other than Contracts relating to compensation of executive officers); (ii) Contract containing covenants of a Company or any Subsidiary of a Company not to compete in any line of business, industry or geographical area in any material respect; (iii) Contract which by its terms expressly creates a partnership or joint venture between any Company or any Subsidiary of any Company and any other Person; (iv) Contract for the sale of any of its assets after the date hereof (other than inventory or other business assets in the ordinary course of business consistent with past practice); (v) collective bargaining agreement, employee association agreement or other agreement with any labor union, employee representative group, works council or similar collection of employees; (vi) Contract between the Companies and their Subsidiaries, on the one hand, and any Affiliate of either Seller (other than the Companies and their Subsidiaries), on the other hand, that involve amounts of more than $250,000; (vii) Contract under which the Companies and their Subsidiaries have made payments in excess of $1,500,000 in the last fiscal year or anticipate making payments in excess of $1,500,000 in the current fiscal year (other than purchase orders or invoices entered into in the ordinary course of business consistent with past practice); (viii) Contract under which the Companies and their Subsidiaries received payments in excess of $2,500,000 in the last fiscal year or anticipate receiving payments in excess of $2,500,000 in the current fiscal year (other than sales orders or invoices entered into in the ordinary course of business consistent with past practice); (ix) Contract involving the assignment or license of any of the material Intellectual Property (other than commercially available off-the-shelf software purchased or licensed for less than $50,000); (x) Contract involving the acquisition or disposition of any Person or substantially all of the assets of any Person entered into within the three-year period prior to the date of this Agreement; or (xi) Contract involving any Key Customers or Key Suppliers.  Each such contract described in clauses (i)-(xi) is referred to herein as a “Material Contract”.

(b)           Except as set forth in Section 3.13(b) of the Disclosure Schedule, (i) none of the Companies or any of their Subsidiaries is (and, to the knowledge of Honeywell, no other party is) in breach of or material default under any Material Contract, (ii) none of the Companies or their Subsidiaries has received any written notice or claim of default under any Material Contract or any written notice of an intention to terminate, not renew or challenge the validity or enforceability of any Material Contract, (iii) to the knowledge of Honeywell, no event has occurred that, with or without notice or lapse of time or both, would result in a breach or default under any Material Contract, (iv) each of the Material Contracts is in full force and effect, and is the valid, binding and enforceable obligation of the Companies and their Subsidiaries, and to the knowledge of Honeywell, of the other parties thereto, and (v) the Companies and their Subsidiaries have performed all respective obligations required to be performed by them to date under the Material Contracts and are not (with or without the lapse of time or the giving of notice, or both) in breach thereunder, except for breaches or defaults which individually or in the aggregate are not reasonably likely to give rise to Losses in excess of $50,000 with respect to any particular Contract.  Honeywell has Made Available to Purchaser true and complete copies of each Material Contract, including all material amendments thereto.

3.14        Material Customers and Suppliers.  Section 3.14 of the Disclosure Schedule sets forth a true and complete list of (a) the top 15 customers of the IAS Business (by revenue) during each of the last two (2) fiscal years and for the current fiscal year to date (the “Key Customers”), and (b) the top 15 suppliers of the IAS Business during each of the last two (2) fiscal years and for the current fiscal year to date (the “Key Suppliers”). Since December 31, 2004 and prior to the date hereof, no Key Customer or Key Supplier has canceled or otherwise terminated its relationship with the IAS Business, and none of the Companies or their Subsidiaries has received any written notice from any Key Customer or Key Supplier to the effect that any such Key Customer or Key Supplier intends to terminate or materially adversely modify its relationship with the IAS Business.

3.15        Properties.

(a)           A true and complete list of all of the real property owned by any of the Companies and their Subsidiaries is set forth in Section 3.15(a) of the Disclosure Schedule (collectively, the “Owned Real Property”), and, except as set forth in Section 3.15(a) of the Disclosure Schedule,  neither the Companies nor any of their Subsidiaries is a party to any agreement or option to purchase any real property or interest therein.

(b)           A true and complete list of all of the real property that is leased, subleased or licensed by any of the Companies or their Subsidiaries, with annual rental payments of at least $100,000 per year under the leases or subleases, is set forth in Section 3.15(b) of the Disclosure Schedule (collectively, the “Leased Real Property”) (the Owned Real Property and the Leased Real Property are collectively referred to herein as the “Property”).  Each lease (including amendments thereto) relating to the Leased Real Property shall be deemed a Material Contract for all purposes pursuant to this Agreement.

(c)           The Companies and their Subsidiaries have good and marketable title, or the valid and enforceable right to use, all machinery, equipment, furniture and other tangible assets used in the ordinary course of their business and operations (“Tangible Property”), free and clear of any Encumbrance, other than Permitted Encumbrances.

(d)           The Companies and their Subsidiaries own, lease or license all Property and Tangible Property that are used in the ordinary course of their business and operations.

(e)           There are no contracts or options to sell the Owned Real Property or any portion of the Owned Real Property which are presently in effect other than those set forth in Section 3.15(a) of the Disclosure Schedule.  Except as set forth in Section 3.15(e) of the Disclosure Schedule, none of the Companies or any of their Subsidiaries has entered into any leases with respect to the Owned Real Property or subleases of the Leased Real Property or otherwise granted a license to any Person to use the Property.

(f)            The Companies and the Subsidiaries of the Companies have good and marketable fee title to the Owned Real Property and a valid leasehold interest in the Leased Real Property, as provided in the applicable Lease, in each case, free and clear of any mortgages, liens, pledges, security interests or similar charges, defects, exceptions, rights of way, restrictions, covenants, claims, similar matters, or other encumbrance of any nature whatsoever in respect of such property or asset (collectively, “Encumbrances”), except for Permitted Encumbrances.

3.16        Sufficiency of Assets.  Except as set forth in Section 3.16 of the Disclosure Schedule, the assets of the Companies and their Subsidiaries constitute all of the assets held by Honeywell and its Subsidiaries for use in the IAS Business and are sufficient to conduct and operate the IAS Business from and after the Closing Date in substantially the same manner and to the extent the IAS Business is currently being conducted.  Except as set forth in Section 3.16 of the Disclosure Schedule, each of the Companies’ and their respective Subsidiaries’ buildings, equipment, machinery, fixtures, improvements and other tangible assets (whether owned or leased) are in operating condition and repair (ordinary wear and tear excepted) and fit for use in the ordinary course of the Companies’ and their Subsidiaries’ businesses as presently conducted.  Except as set forth in Section 3.16 of the Disclosure Schedule, neither Honeywell nor either Seller (and none of their respective Affiliates (other than the Companies and their Subsidiaries)) owns, utilizes or has any interest in any material assets of, or performs any material services for, or on behalf of, or provides any material group purchasing benefits to, the Companies and their Subsidiaries.

3.17        Labor.

(a)           Section 3.17 of the Disclosure Schedule sets forth a list of collective bargaining agreements by which any of the Companies or their Subsidiaries are bound.  Except as set forth in Section 3.17 of the Disclosure Schedule with respect to the

Companies and their Subsidiaries:  (i) none is a party to any collective bargaining agreement or any other labor-related agreements with any labor union or labor organization applicable to employees of any of the Companies or their Subsidiaries, nor is any such agreement currently being negotiated; (ii) none of the Companies or their  Subsidiaries is in breach, in any material respect, of any collective bargaining agreement; (iii) no work stoppage or other material labor action or dispute involving any of the Companies or their Subsidiaries is pending or, to the knowledge of Honeywell, threatened; (iv) to the knowledge of Honeywell, no labor organization or group of employees has filed prior to the date hereof any representation petition or made any written demand for recognition; (v) to the knowledge of Honeywell, as of the date hereof, no union organizing or decertification efforts are underway or threatened; (vi) there is no material unfair labor practice charge or other material labor or employment-related charge, grievance, investigation, inquiry or complaint pending or, to the knowledge of Honeywell, threatened relating to an alleged violation or breach by any of the Companies or their Subsidiaries of any Labor Law or labor or employment-related Contract; and (viii) the Companies and their Subsidiaries have operated since January 1, 2003 (except for any such past noncompliance which has, along with related liability for penalties, been fully resolved), and are operating, the IAS Business in compliance in all material respects with all Labor Laws.  “Labor Laws” means any applicable labor or employment-related Law, including Laws  governing employment standards, wage and hour statutes, human rights, health and safety, labor relations, immigration, layoffs, workplace safety and insurance and/or pay equity.

(b)           With respect to the transactions contemplated hereby, any notice required under any Law or collective bargaining agreement has been given, and all bargaining obligations with any employee representative have been, or prior to the Closing will be, satisfied.  Within the past three (3) years, none of the Companies or their Subsidiaries has implemented any plant closing or layoff of employees that resulted in written notice to affected employees being required by the WARN Act.

3.18        Insurance.  Honeywell has Made Available to the Purchaser complete copies of all policies of insurance maintained by the Companies and their Subsidiaries with respect to their properties and assets, or true and complete summaries of the material terms of such insurance policies. Section 3.18 of the Disclosure Schedule set forth a list of all insurance policies relating to the IAS Business that are not held by the Companies or their Subsidiaries.  All insurance policies relating to the IAS Business are in full force and effect, all premiums due and payable with respect to such policies have been paid, and the applicable insured parties have complied in all material respects with the provisions of such policies.  None of Honeywell, Sellers, the Companies or their Subsidiaries has received: (a) any notice regarding the cancellation or invalidation of any of the existing insurance policies relating to the IAS Business or regarding any actual or possible adjustment in the amount of the premiums payable with respect to any of said policies; or (b) any notice regarding any refusal of coverage under, or any rejection of any claim under, any such policies.

3.19        Finder’s Fee.  Except for fees payable to the investment banks of Honeywell and Sellers, none of Honeywell, the Sellers, the Companies or their

Subsidiaries has incurred any liability to any party for any brokerage or finder’s fee or agent’s commission, or the like, in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Honeywell, Sellers, the Companies or their Subsidiaries.

3.20        Indebtedness.  Section 3.20 of the Disclosure Schedule lists, as of the date hereof, all Indebtedness of the Companies and their Subsidiaries, and any Guaranty of a Material Contract (other than any letter of credit) entered into on behalf of the Companies and their Subsidiaries.  Immediately following the Closing, other than Indebtedness incurred at the Closing in connection with Purchaser’s acquisition of the Companies, the Companies and their Subsidiaries will have no Indebtedness.

3.21        Intercompany Services.  Section 3.21 of the Disclosure Schedule sets forth a list of all material services provided pursuant to agreements among Honeywell, either Seller and any Affiliate of Honeywell or either Seller, on the one hand, and either of the Companies, on the other hand.  In addition, such list specifically identifies any such agreement which cannot be terminated as of the Closing Date without penalty to Purchaser.

3.22        Product Warranties.  None of the Companies or the Subsidiaries of the Companies has breached any express or implied warranties in connection with the sale or distribution of goods or the performance of services in the IAS Business, except for returns in the ordinary course of business consistent with past practice and breaches that, individually and in the aggregate, are not material.

3.23        Inventories.  The inventories of the Companies and their Subsidiaries (“Inventory”) are, taken as a whole, reasonably suitable for the operation of the IAS Business, in the ordinary course of business and consistent with past practices.  All Inventory is owned free and clear of all Encumbrances.

3.24        Additional Information.  Section 3.24 of the Disclosure Schedule (which shall be updated from time to time prior to the Closing as necessary) lists the following:

(a)           the names of all officers and directors of each of the Companies and their Subsidiaries;

(b)           the names and addresses of every bank and other financial institution at which any of the Companies or their Subsidiaries maintains an account (whether checking, savings or otherwise), lock box, or safety deposit box (including any account, lock box, or safety deposit box maintained on behalf of any of the Companies or their Subsidiaries or related to any lending facility to which any of the Companies or their Subsidiaries is a party), and the account numbers and names of the individuals having signing authority or other access thereto; and

(c)           to the knowledge of Honeywell, the names of any Persons holding powers of attorney from any of the Companies or their Subsidiaries that will be in effect following the Closing, and a summary statement of the terms thereof.

3.25        Disclaimer of Other Representations and Warranties.  Except as expressly set forth in this Article III or in any other agreement delivered or to be delivered in connection with the transactions contemplated hereby, none of Honeywell, the Sellers or any other Person makes, and Purchaser shall not be entitled to rely upon, any representation or warranty, express or implied, at law or in equity, with respect to the Companies, their Subsidiaries, their respective businesses or financial condition or any of their assets, Liabilities or operations, and any such other representations or warranties are hereby expressly disclaimed.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF PURCHASER

Purchaser hereby represents and warrants to Honeywell and the Sellers as follows:

4.1          Corporate Status.  Purchaser is duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or organization and Purchaser (a) has all requisite power and authority to carry on its business as it is now being conducted, and (b) is duly qualified to do business and is in good standing in each of the jurisdictions in which the ownership, operation or leasing of its properties and assets and the conduct of its business requires it to be so qualified, licensed or authorized, except, in the case of clause (b), where the failure to have to be so qualified, licensed or authorized would not have a Purchaser Material Adverse Effect.

4.2          Authority.  All corporate acts and other proceedings (including any stockholder or board approvals) required to be taken by Purchaser to authorize the execution, delivery and performance of this Agreement and the other agreements contemplated hereby, if any, to which Purchaser is party and the consummation of the transactions contemplated hereby and thereby have been duly and properly taken.  This Agreement has been duly executed and delivered by Purchaser, and (assuming due authorization and delivery by Honeywell and the Sellers) this Agreement constitutes a valid and binding obligation of Purchaser, enforceable against Purchaser, in accordance with its terms, and each of the other agreements and instruments contemplated hereby, if any, to which Purchaser is a party, when executed and delivered by Purchaser, in accordance with the terms thereof, shall constitute a valid and binding obligation of Purchaser, enforceable against Purchaser in accordance with its respective terms, except, in any case, as enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and other similar laws relating to or affecting creditors’ rights generally or by general equitable principles (regardless of whether such enforceability is considered in a proceeding in equity or at law).

4.3          No Conflict; Required Filings.

(a)           The execution and delivery of this Agreement and all other agreements and instruments contemplated hereby, if any, to which Purchaser is a party do not, and the consummation of the transactions contemplated hereby and thereby will not (with or without notice or lapse of time, or both), conflict with, or result in any violation of or default under, or give rise to a right of termination, cancellation or acceleration of any obligation or to loss of a benefit under, or result in the creation of any Encumbrance upon any of the properties or assets of Purchaser under, any provision of (i) the certificate of incorporation, by-laws, regulations or other organizational or governing documents of Purchaser, (ii) any material Contract to which Purchaser is party or by which it is bound or (iii) any material Governmental Order or, subject to the matters described in Section 4.3(b), Law applicable to Purchaser or its property or assets.

(b)           No material consent of, or registration, declaration, notice or filing with, any Governmental Authority is required to be obtained or made by Purchaser in connection with the execution, delivery and performance of this Agreement and all other agreements and instruments contemplated hereby, if any, to which Purchaser is a party or the consummation of the transactions contemplated hereby and thereby, other than compliance with and filings under the HSR Act, the Competition Act and the Investment Canada Act, and applicable requirements of antitrust or other competition Laws of other jurisdictions.

4.4          Legal Proceedings.  There are no claims, actions, suits, investigations, charges, complaints, arbitrations or proceedings pending or, to the knowledge of Purchaser, threatened against Purchaser or any of its Affiliates or any of their respective properties before any Governmental Authority that would adversely affect Purchaser’s performance under this Agreement or the consummation of the transactions contemplated hereby.

4.5          Funding; Sufficiency of Assets.  As of the date of this Agreement, Purchaser has sufficient funds or written commitments for sufficient funds pursuant to the Commitment Letters (as defined below) (true and complete copies of which are attached as Schedule 4.5) and as of the Closing shall have sufficient funds, to enable it to pay the Purchase Price at the Closing as contemplated herein.  For purposes hereof, “Commitment Letters” means, collectively, valid and binding commitment letters (a) from certain lender(s) committing such lender(s), subject to the terms and conditions stated therein, to provide debt financing to Purchaser in connection with the consummation of the transaction contemplated hereby (the “Debt Commitment Letter”) and (b) from Sun Capital Partners IV, LP committing such Person, subject to the terms and conditions stated therein, to provide equity financing to Purchaser in connection with the consummation of the transactions contemplated hereby (the “Equity Commitment Letter”).  Immediately following the Closing after giving effect to the transactions contemplated hereby, the Purchaser will be Solvent.  As used herein, “Solvent” means with respect to any Person on a particular date, that on such date (a) the fair value of the property of such Person is greater than the total amount of Liabilities, including, contingent Liabilities, of such Person, (b) the present fair salable value of the assets of such Person is not less than the amount that will be required to pay the probable liability of such Person on its debts as they become absolute and matured, (c) such Person does not intend to, and does not believe that it will, incur debts or Liabilities beyond such Person’s ability to pay such debts and Liabilities as they mature and (d) such Person is not engaged in business or a transaction, and is not about to engage in business or a transaction, for which such Person’s property would constitute an unreasonably small capital.  The amount of contingent Liabilities at any time shall be computed as the amount that, in the light of all the facts and circumstances existing at such time, represents the amount that can reasonably be expected to become an actual or matured liability.

4.6          Investment Intent.  Purchaser has such knowledge and experience in financial and business matters that it is capable of evaluating the risks and merits associated with the acquisition of the Shares and is acquiring the Shares for its own account for investment, with no present intention of making a public distribution thereof. Purchaser will not sell or otherwise dispose of the Shares in violation of the Securities Act of 1933, as amended, or any state securities Laws.

4.7          Finder’s Fee.  Purchaser has not incurred any liability to any party for any brokerage or finder’s fee or agent’s commission, or the like, in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Purchaser.

4.8          Disclaimer of Other Representations and Warranties.  Except as expressly set forth in this Article IV or in any other agreement delivered or to be delivered in connection with the transactions contemplated hereby, Purchaser makes no, and Honeywell and the Sellers shall not be entitled to rely upon any, representation or warranty, express or implied, at law or in equity, with respect to Purchaser, its Subsidiaries, its businesses or financial condition or any of its assets, Liabilities or operations, and any such other representations or warranties are hereby expressly disclaimed.

ARTICLE V
COVENANTS

5.1          Interim Operations of the Companies.  From and after the date hereof until the Closing (or earlier termination of this Agreement), Honeywell and the Sellers shall cause the Companies and their Subsidiaries to conduct their respective businesses only in the ordinary course consistent with past practice (including payment of trade payables and rent) and use their commercially reasonable efforts to preserve intact the assets (tangible and intangible) of, and the business organizations and relationships with employees and third parties having material business dealings with, the Companies and their Subsidiaries.  Without limiting the generality of the foregoing, except (1) as otherwise expressly required by this Agreement, (2) for actions approved in writing in advance by Purchaser (which approval shall not be unreasonably withheld or delayed), (3) as required to comply with applicable Law, and (4) as set forth on Section 5.1 of the Disclosure Schedule, from and after the date hereof Honeywell and Sellers shall cause the Companies and their Subsidiaries not to take any of the following actions:

(a)           adopt any change in their respective certificates of incorporation or bylaws or other similar organization or governing documents;

(b)           adopt a plan or agreement of complete or partial liquidation, dissolution, restructuring, merger, consolidation, restructuring, recapitalization or other reorganization of any of the Companies or their Subsidiaries;

(c)           (i) issue, sell, transfer, pledge, dispose of or encumber the Shares or any shares of capital stock of the Subsidiaries of the Companies, (ii) split, combine, subdivide or reclassify the Shares or any shares of capital stock of the Subsidiaries of the Companies, (iii) declare, set aside or pay any dividend or other distribution, other than dividends or other distributions payable in cash on or prior to the Closing, with respect to the Shares or any shares of capital stock of the Subsidiaries of the Companies or (iv) redeem, purchase or otherwise acquire directly or indirectly the Shares or any shares of capital stock of the Subsidiaries of the Companies;

(d)           (x) materially increase the benefits under any Plans or modify any Plan where such modification has a material cost impact on the Companies or their Subsidiaries or (y) increase the salary, bonus or other compensation payable to any employee of the Companies or their Subsidiaries other than with respect to employees of the Companies or their Subsidiaries with salaries of less than $80,000 per year in the ordinary course of the business consistent with past practice; provided, however, that nothing in this Agreement shall prevent the Companies or their Subsidiaries from entering into employment agreements or severance agreements in each case with employees whose base salaries are $80,000 or less in the ordinary course of business consistent with past practice; provided, further, that no such agreements with new employees shall provide for benefits upon or following a “change of control”;

(e)           except as set forth in Section 5.1 of the Disclosure Schedule, enter into or consummate any transaction involving the acquisition of the business, stock, assets or other properties of any other Person (other than purchases of inventory or other business assets in the ordinary course of business consistent with past practice);

(f)            sell, lease, license or otherwise dispose of any material amount of assets or property except pursuant to existing Material Contracts disclosed in Section 3.13(a) of the Disclosure Schedule, except as set forth in Section 5.1 of the Disclosure Schedule and except for sales or other dispositions of inventory in the ordinary course of business consistent with past practice and except for sales or other dispositions of assets that, individually or in the aggregate, do not involve more than $100,000 and $1,000,000, respectively;

(g)           other than as required by the Code or applicable Laws, (i) make or rescind any material tax election with respect to any of the Companies or their Subsidiaries, (ii) change any of its material methods of reporting income or deductions for Tax purposes, (iii) compromise any Tax liability of any of the Companies or their Subsidiaries that is material to the Companies and their Subsidiaries or (iv) issue a waiver to extend the period of limitations for the payment or assessment of any Tax;

(h)           (i) other than in the ordinary course of business consistent with past practice, incur any Indebtedness; (ii) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other Person except in the ordinary course of business consistent with past practice; (iii) make any loans, advances or capital contributions to or investments in any other Person (other than to Subsidiaries of the Companies or customary loans or advances to employees, in each case in the ordinary course of business consistent with past practice); or (iv) mortgage or pledge any of its material assets, tangible or intangible, or create or suffer to exist any Encumbrance thereupon (other than Permitted Encumbrances);

(i)            except as may be required as a result of a change in Law or in GAAP, change, in any material respect, any of the accounting principles or practices used by the Companies and their Subsidiaries;

(j)            manage working capital other than in the ordinary course of business consistent with past practice, including, not extending the payment of accounts payable, accelerating the collection accounts receivable or failing to maintain and manage inventory levels, in each case, in the ordinary course of business consistent with past practice;

(k)           enter into, terminate, or amend or waive any material provisions or rights under any Material Contract, in each case, other than in the ordinary course of business;

(l)            enter into any new lease or sublease of Leased Real Property or terminate, or amend or waive any material provisions or rights under, any lease or sublease with respect to any Leased Real Property, in each case, other than in the ordinary course of business;

(m)          change, in a manner adverse to the Companies or their Subsidiaries, the material terms and conditions of their business relationships with Key Customers or Key Suppliers other than in the ordinary course of business consistent with past practice;

(n)           terminate or close any facility;

(o)           write up or down of any of the assets of the Companies or their Subsidiaries individually or in the aggregate in excess of $1,500,000 other than as may be required by GAAP or other applicable Laws;

(p)           settle, conciliate or compromise any material action, claim, action, suit, investigation or proceeding or enter into any consent decree, injunction or similar restraint or form of equitable relief in settlement thereof;

(q)           incur or commit to any capital expenditures other than capital expenditures incurred or committed to in the ordinary course of business consistent in all material respects with the 2005 capital expenditure budget attached as Section 5.1(q) of the Disclosure Schedule or enter into any new line of business;

(r)            implement any layoff of employees that could implicate the WARN Act;

(s)           make any material purchase commitment not in the ordinary course of business consistent with past practice; or

(t)            authorize, or agree or commit to do, whether in writing or otherwise, any of the foregoing.

5.2          Filings with Governmental Authorities.

(a)           Honeywell and Purchaser shall as promptly as practicable, but in no event later than ten (10) business days after the date hereof, cause to be filed (i) with the FTC and the DOJ the notification and report form pursuant to the HSR Act required for the transactions contemplated hereby and (ii) with the Commissioner of Competition the notification and information form or any other filings pursuant to the Competition Act required for the transactions contemplated hereby.  As promptly as practicable, Purchaser shall file with the IRD an application for review and any supplemental information (other than privileged information) which may be required in connection therewith pursuant to the Investment Canada Act, which filings will comply in all material respects with the requirements of the Investment Canada Act in connection with the transactions contemplated hereby.  Honeywell and the Sellers shall cooperate fully with Purchaser in connection with the preparation of such filings and obtaining approval under the Investment Canada Act and the Competition Act.  Honeywell, the Sellers and Purchaser shall, as promptly as practicable, comply with any request for additional information and documents pursuant to the HSR Act, the Competition Act and the Investment Canada Act.  Honeywell and the Sellers, on the one hand, and Purchaser, on the other hand, shall inform the other promptly of any communication made by or on behalf of such party (including permitting the other party to review such communication in advance) to, or received from, the FTC, the DOJ, the Commissioner of Competition or the IRD and shall furnish to the other such information and assistance as the other may reasonably request in connection with its preparation of any filing, submission or other act that is necessary or advisable under the HSR Act, the Competition Act and the Investment Canada Act.  Honeywell and Sellers, on the one hand, and Purchaser, on the other hand, shall keep each other timely apprised of the status of any communications with, and any inquiries or requests for additional information from, the FTC, the DOJ, the Commissioner of Competition or the IRD, and shall comply promptly with any such reasonable inquiry or request.  Neither party shall agree to participate in any meeting with any Governmental Authority in respect of any such filings, investigation or other inquiries unless it consults with the other party in advance, and to the extent permitted by such Governmental Authority, gives the other party the opportunity to attend and participate thereat.

(b)           Each of Honeywell and Purchaser shall take as promptly as reasonably practicable any and all steps necessary to avoid or eliminate each and every impediment under any antitrust or competition or foreign investment Law that may be asserted by any U.S. or Canadian federal, state, provincial, local or foreign antitrust or competition authority so as to enable the parties to expeditiously close the transactions contemplated by this Agreement, including committing to or effecting, by consent decree, consent agreement, hold separate orders, or otherwise, the sale, divestiture or disposition of such of its assets or businesses, or of the business to be acquired by it pursuant to this Agreement, as is required to be divested in order to avoid the entry of, or to effect the dissolution of, any decree, order, judgment, injunction, temporary restraining order or other order in any suit or proceeding, that would otherwise have the effect of delaying or preventing the consummation of the transactions contemplated by this Agreement.  Purchaser shall also enter into commercially reasonable undertakings and commitments with the Minister of Industry as are necessary to obtain approval of the transactions contemplated by this Agreement under the Investment Canada Act.  In addition, without limiting the generality of the foregoing regarding Governmental Authorities, each of Honeywell and Purchaser agrees to take promptly any and all steps reasonably necessary to prevent any application being made or proceeding being commenced that could have the effect of preventing or materially delaying the transactions contemplated by this Agreement and to attempt to vacate or lift any order or other restraint relating to antitrust matters that would have the effect of making the transactions contemplated by this Agreement illegal or otherwise prohibiting their consummation.

(c)           The parties hereto shall cooperate with one another in determining whether any action by or in respect of, or filing with, any Governmental Authority (excluding the actions and filings described in clause (a) above) is required or reasonably appropriate, or any action, consent, approval or waiver from any party to any material Contract is required or reasonably appropriate, in connection with the consummation of the transactions contemplated by this Agreement.  Subject to the terms and conditions of this Agreement and the Confidentiality Agreement, in taking such actions or making any such filings, the parties hereto shall furnish information required in connection therewith and timely seek to obtain any such actions, consents, approvals or waivers.

5.3          Consents.  Except as contemplated in Section 5.2, Purchaser, on the one hand, and Honeywell and the Sellers, on the other hand, shall each use its reasonable best efforts to obtain all consents and authorizations required to consummate the transactions contemplated by this Agreement, including obtaining the consents and authorizations and making the filings referred to in Sections 3.3 and 4.3; provided, however, that neither Purchaser, on the one hand, nor Honeywell and the Sellers, on the other hand, will be obligated to pay any consideration in more than a material amount therefor to any Person from whom consent or authorization is requested.

5.4          Confidentiality; Access to Information.

(a)           Purchaser acknowledges that the information being Made Available to it by Honeywell, the Sellers or their respective Subsidiaries (or their respective agents or representatives) is subject to the terms of a confidentiality agreement dated May 16, 2005 between Sun Capital Partners Group IV, Inc. and Honeywell (the “Confidentiality Agreement”), the terms of which are incorporated herein by reference.  Effective upon, and only upon, the Closing, the Confidentiality Agreement will terminate; provided, however, that Purchaser hereby acknowledges its confidentiality obligations in the Confidentiality Agreement will terminate only with respect to information relating to the businesses of the Companies and their Subsidiaries; provided, further, that Purchaser acknowledges that any and all other information provided or Made Available to it by Honeywell, the Sellers or their respective Subsidiaries (or their respective agents or representatives) concerning Honeywell, the Sellers or their respective Subsidiaries will remain subject to the terms and conditions of the Confidentiality Agreement after the Closing.

(b)           Honeywell and the Sellers shall, subject to compliance with applicable Laws, provide Purchaser access and the opportunity to make such investigation of the management, employees, properties, businesses and operations of the Companies and their Subsidiaries, and such examination of the books, records and financial condition of the Companies and their Subsidiaries, as it reasonably requests.  Any confidential information provided pursuant to this Section 5.4(b) shall be kept confidential by Purchaser and will be subject to applicable Law and the terms of the Confidentiality Agreement.  Any such investigation and examination will be conducted under reasonable circumstances after appropriate advance notice and in a manner so as not to unreasonably interfere with the conduct of the IAS Business.  No investigation pursuant to this Section 5.4 shall affect any representation or warranty by Honeywell or the Sellers in this Agreement or any condition to the obligations of Purchaser hereunder.

5.5          Publicity.  Honeywell shall not, and shall not permit the Sellers, the Companies or their Subsidiaries to, and Purchaser shall not, issue any press release or public announcement concerning this Agreement or the transactions contemplated hereby without obtaining the prior written approval of the other parties hereto, which approval will not be unreasonably withheld or delayed, unless, in the reasonable judgment of Honeywell or Purchaser, disclosure is otherwise required by applicable Law or by the applicable rules of any stock exchange on which Honeywell or Purchaser lists its securities; provided that, to the extent required by applicable Law or by the rules of any stock exchange, the party intending to make such release or announcement shall use its reasonable best efforts consistent with such applicable Law to consult with the other party with respect to the text thereof.

5.6          Books and Records.

(a)           Honeywell will use reasonable best efforts to deliver or cause to be delivered to Purchaser at Closing all properties, books, records, Contracts, information and documents relating to the IAS Business that are not then in the possession or control of the Companies or their Subsidiaries.  As soon as is reasonably practicable after the Closing, Honeywell will deliver or cause to be delivered to Purchaser any remaining properties, books, records, Contracts, information and documents relating to the businesses of the Companies and their Subsidiaries that are not already in the possession or control of the Companies or their Subsidiaries.

(b)           Subject to Section 7.2(a) (relating to the preservation of Tax records), Honeywell and Purchaser agree that each of them will preserve and keep the records held by it relating to the businesses of the Companies and their Subsidiaries for a period of ten (10) years from the Closing Date in accordance with their respective corporate records retention policies; provided, however, that prior to disposing of any such records in accordance with such policies, the applicable party shall provide written notice to the other party of its intent to dispose of such records and shall provide such other party the opportunity to take ownership and possession of such records (at such other party’s sole expense) to the extent they relate to such other party’s business or obligations within 30 days after such notice is delivered.  If such other party does not confirm its intention in writing to take ownership and possession of such records within such 30-day period, the party who possesses the records may proceed with the disposition of such records.  Honeywell and Purchaser shall make such records available to the other as may be reasonably required by such party in connection with, among other things, any insurance claims by, legal proceedings against, or governmental investigations of Honeywell or Purchaser or any of their respective Affiliates or in order to enable Honeywell or Purchaser to comply with their respective obligations under this Agreement and each other agreement, document or instrument contemplated hereby or thereby.

5.7          Further Action.

(a)           Honeywell, the Sellers and Purchaser shall use their respective reasonable best efforts to (i) take, or cause to be taken, all actions (within their respective control) necessary or appropriate to consummate the transactions contemplated by this Agreement, including the execution and delivery by the Companies and their Subsidiaries of customary title affidavits and other certificates reasonably required by Purchaser’s title company relating to known Encumbrances with respect to the applicable parcels of Owned Real Property, provided that such affidavits and certificates shall not include any indemnifications, and (ii) cause the fulfillment at the earliest practicable date of all of the conditions to their respective obligations to consummate the transactions contemplated by this Agreement.  In the event that at any time after the Closing any further action is necessary or desirable to carry out the purposes of this Agreement, each of the parties hereto will take such further action (including the execution and delivery of such further instruments and documents) as any other party hereto reasonably may request.

(b)           Purchaser shall use its reasonable best efforts to obtain as of the Closing the funding under the Commitment Letters or an issuance of senior notes pursuant to Rule 144A under the Securities Act of 1933 in full or partial replacement of the funding of the bridge notes contemplated by the Commitment Letters (including using its reasonable best efforts to cause any conditions to such funding to be satisfied or waived).  Prior to the Closing, Purchaser shall not agree to, or permit, any amendment or modification of any Commitment Letter that would be adverse to Honeywell without the prior written consent of Honeywell (which consent shall not be unreasonably withheld or delayed).  To the extent that any Commitment Letter is terminated or any or all of the borrowings or amounts under any Commitment Letter are otherwise unavailable for any reason, Purchaser and Honeywell shall cooperate with each other and use their respective good faith efforts working together to arrange for alternative financing in an amount at least equal to that contemplated by such Commitment Letter, provided that nothing shall obligate Purchaser to enter into any replacement financing if the terms and conditions of such replacement financing are less favorable to Purchaser than the terms and conditions of the Commitment Letter.

5.8          Expenses.  Whether or not the transactions contemplated hereby are consummated, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party hereto incurring such expenses except as expressly provided herein; it being understood that, if the Closing occurs, any out-of-pocket costs and expenses incurred by the Companies or their Subsidiaries in connection with this Agreement and the transactions contemplated hereby shall be paid by Honeywell to the extent such costs or expenses are not reflected in the Final Net Working Capital.  Purchaser and Honeywell shall each pay one-half of any filing fees required to be paid under the HSR Act, the Competition Act or any other foreign merger control or foreign investment clearances required by Law to be obtained before Closing.

5.9          Notification of Certain Matters.  Each party shall give prompt written notice to the other of the following:

(a)           the occurrence or nonoccurrence of any event whose occurrence or nonoccurrence could reasonably be expected to cause any of the conditions precedent set forth in Article VI not to be satisfied;

(b)           any breach of any covenant or agreement hereunder by such party; and

(c)           the status of matters relating to completion of the transactions contemplated hereby, including promptly furnishing the other with copies of notices or other communications received by any party or any of its Affiliates from any Governmental Authority or other third party with respect to this Agreement or the transactions contemplated hereby.

5.10        Collective Bargaining Agreements; Employee Benefit Plans.

(a)           Purchaser acknowledges that, from and after the Closing, the Companies and their Subsidiaries will continue to administer all collective bargaining agreements of the Companies and their Subsidiaries in accordance with their relevant terms and conditions, and to recognize the applicable union in accordance with applicable Law.  Purchaser agrees that the Companies shall remain  responsible for all obligations and Liabilities arising under the collective bargaining agreements (including obligations and Liabilities attributable to periods prior to the Closing Date).  Honeywell and the Sellers shall have no further obligations or Liabilities under the collective bargaining agreements after the Closing Date.  The foregoing, however, shall not limit any indemnification obligations that Honeywell and the Sellers may have to Purchaser pursuant to Article IX of this Agreement.

(b)           Purchaser acknowledges and agrees that the Companies and their Subsidiaries, as applicable, shall be solely responsible for all Liabilities arising out of or related to any Company Employee Benefit Plans (as defined below) (including Liabilities attributable to periods prior to the Closing) other than for certain Liabilities to be retained or assumed by Sellers, as set forth in Section 5.10(c) or Section 5.12.  For purposes hereof, “Company Employee Benefit Plans” means those Plans sponsored, contributed to, or provided by Novar USA Holdings, Novar Overseas, Indalex Inc. or Indalex Limited (or any of their Subsidiaries) set forth in Section 3.12(a) of the Disclosure Schedule.

(c)           Notwithstanding subsection (b), Sellers shall assume or retain (as the case may be) and be solely responsible for all Liabilities or obligations under any employee benefit plan, program or arrangement not listed on Section 3.12(a) of the Disclosure Schedule and those obligations and Liabilities arising under the Pension Plans (as defined below) relating to active and inactive employees (including all dependents or beneficiaries thereof) of unrelated (non-aluminum extrusion) discontinued businesses.   Without limiting the generality of subsection (b) and the foregoing, Purchaser agrees that the Companies and their Subsidiaries, as applicable, shall remain responsible for all pension Liabilities and funding obligations under the Novar USA Pension Plan and the Novar USA Supplemental Retirement Income Plan (“Pension Plans”) for active employees of the IAS Business (including all dependents or beneficiaries thereof) and inactive employees who worked at IAS Business locations or a business location formally aligned with the aluminum extrusion business of the Sellers (including all dependents or beneficiaries thereof), but excluding Liabilities for active and inactive employees of unrelated (non-aluminum extrusion) discontinued businesses (“Seller Pension Plans Participants”) (including any dependents or beneficiaries thereof), which will be assumed or retained by Sellers.  For purposes of this paragraph, “unrelated (non-aluminum extrusion) discontinued businesses” refers to the Sellers’ corporate businesses, Intelligent Building Solutions - Custom Controls, Caradon Doors & Windows (Betterbilt, Seasonal and Thermal Gard), Caradon Die Casting (NADC) and Caradon Metal Doors (Peachtree).  For the avoidance of doubt, after excluding “unrelated (non-aluminum extrusion) discontinued businesses” business obligations from the Pension Plans, the remaining obligations shall be for the current and former business locations noted as “Aluminum Businesses” in Section 12.7.30 (Novar U.S.A. Pension Plan — March 31, 2005 PBO Summary) of the Project Moon electronic datasite located at http://datasite.merrill.com.  Novar USA Pension Plan Liabilities and related assets shall be allocated between the Purchaser and Sellers as set forth in Section 5.12.

5.11        Indebtedness; Intercompany Accounts.

(a)           No later than the Closing Date, (i) Honeywell shall discharge (or otherwise cause to be extinguished), or shall cause the Sellers or their applicable Subsidiaries (other than any of the Companies or their Subsidiaries) to discharge (or otherwise cause to be extinguished), any and all Indebtedness of the Companies and their Subsidiaries (it being understood that, if the Closing Date occurs prior to November 1, 2005, the obligations of Honeywell and the Sellers under this Section 5.11(a)(i) with respect to the Indebtedness evidenced by The Hertford County Industrial Facilities and Pollution Control Financing Authority Industrial Development Revenue Bonds shall be deemed to be satisfied if Honeywell and the Sellers shall have taken all appropriate steps prior to the Closing to prepay such Indebtedness effective as of November 1, 2005), and (ii) Honeywell shall, or shall cause the Sellers or their applicable Subsidiaries, to terminate or cancel any and all intercompany accounts and Contracts (other than any commercial, ordinary course Contracts on arm’s-length terms) between any of Honeywell, the Sellers or their respective Subsidiaries (other than any of the Companies or their Subsidiaries), on the one hand, and any of the Companies or their Subsidiaries, on the other hand.

(b)           To the extent that any obligations of the Companies or their Subsidiaries are secured by an Identified Letter of Credit or Identified Guarantee and such Identified Letter of Credit or Identified Guarantee cannot be discharged or extinguished prior to or at the Closing Date, Purchaser and Honeywell shall use their reasonable best efforts to (i) cause Purchaser or one of its Affiliates to be substituted for Honeywell, the Sellers or their respective Subsidiaries (other than any of the Companies or their Subsidiaries), as applicable, with respect to (and cause Honeywell, the Sellers or such Subsidiaries to be released from) the Identified Guarantees (or, if feasible, the Guarantee eliminated) on or prior to the Closing Date, and (ii) cause to be issued letters of credit as replacement letters of credit for, or back-to-back letters of credit supporting (for so long as the original letters of credit are in effect), the Identified Letters of Credit on or prior to the Closing Date.  To the extent that any Identified Guarantees cannot be extinguished or substituted for, or any Identified Letters of Credit cannot be replaced, at or prior to the Closing, Purchaser shall use its reasonable best efforts to do so as promptly as practicable following the Closing, but, in any event, prior to exercising any rights of extension under any applicable Contract.  Purchaser acknowledges and agrees that no such applicable Contract may be extended or amended (to the extent such amendment increases in any material respect the exposure of any of Honeywell, the Sellers or their respective Subsidiaries (other than any of the Companies or their Subsidiaries)), and no new Liabilities shall be incurred thereunder, without the applicable Identified Guarantees being extinguished or substituted for.  Purchaser further acknowledges that Honeywell (or its applicable Subsidiary) may, prior to the Closing, take appropriate action to terminate or otherwise eliminate the Identified Guarantees as of the Closing (or as soon thereafter as may be possible) as they relate to new Liabilities (for example, Liabilities relating to hedging or supply Contracts entered into after the Closing or workers compensation claims arising after the Closing).  In any event, Purchaser shall indemnify and hold Honeywell, the Sellers and their respective Subsidiaries (other than the Companies and their Subsidiaries) harmless from and against (A) any and all Losses resulting from any payment following the Closing Date by any of Honeywell, the Sellers or their respective Subsidiaries (other than the Companies and their Subsidiaries) under any Guarantees (whether or not an Identified Guarantee) or letters of credit delivered or issued by any of them on behalf of any of the Companies and their Subsidiaries (except, in the case of letters of credit other than the Identified Letters of Credit, to the extent such Losses arise as a result of a breach of this Agreement by Honeywell or the Sellers) and (B) in the case of the Identified Letters of Credit, any bank fees first incurred by any of Honeywell, the Sellers or their respective Subsidiaries (other than the Companies and their Subsidiaries) following the Closing Date to maintain such Identified Letters of Credit (provided that Purchaser shall not be responsible for any such fees in excess of $200,000 per year).

5.12        Pension Plan Transfer.

(a)           Prior to, or as soon as administratively practicable following, the Closing Date and in accordance with applicable Law, Indalex Inc. shall direct the trustee of the trust under the Novar USA Pension Plan to transfer from the Novar USA Pension Plan trust to a trust (or trusts) under a qualified defined benefit pension plan (or plans) specified by the Sellers (which shall have assumed the benefit Liabilities of the Seller Pension Plans Participants under the Novar USA Pension Plan) an amount in cash or kind (determined as of the Closing Date) equal to the assets that would be allocated to the applicable Seller’s pension obligations  (i.e., obligations related to the Seller Pension Plans Participants and their dependents and beneficiaries) under Section 4044 of ERISA in the event of a spin-off, increased or decreased by a pro rata share of actual investment earnings or losses through the third business day before the day the assets of the Novar USA Pension Plan are liquidated for such transfer and decreased by the amount of the pro rata share of reasonable administrative costs and expenses allocable to such Seller Pension Plans Participants attributable to the period from the Closing Date to such date of transfer, less the amount of any benefit payments made to such Seller Pension Plans Participants from the Closing Date to the date of transfer by the Pension Plan (“Transfer Amount”).  The calculation of the present value of such Liabilities shall be determined on a termination basis in accordance with Section 414(l) of the Code and Section 4044 of ERISA and the regulations promulgated thereunder, using safe-harbor Pension Benefit Guaranty Corporation assumptions, and as mutually agreed to by actuaries for both Sellers and Purchaser.  In the event that the actuaries of Sellers and Purchaser cannot agree upon the Transfer Amount, a third actuary, chosen by the actuaries of Sellers and Purchaser, shall determine the Transfer Amount, and such determination shall be binding on all parties.  The fees and expenses of such third actuary shall be paid equally by the Purchaser and Honeywell.

(b)           Following the Closing, Purchaser agrees to indemnify and hold harmless Honeywell, the Sellers, their Affiliates and their respective officers, directors, employees and agents from and against any and all losses and expenses arising out of or related to the Company Employee Benefit Plans, except with respect to any losses and expenses arising out of the Liabilities assumed or retained by the Sellers as set forth in Section 5.10(c) and Section 5.12.  Following the Closing, Honeywell and the Sellers agree to indemnify and hold harmless the Purchaser, its Affiliates and their respective officers, directors, employees and agents from and against any and all losses and expenses arising out of the Liabilities assumed or retained by the Sellers as set forth in Section 5.10(c), Section 5.12 and any Liabilities under any employee benefit plans, programs or arrangements that are not Company Employee Benefit Plans.

5.13        Insurance Matters.

(a)           Honeywell and the Sellers shall use their reasonable best efforts to keep, or cause to be kept, all insurance policies presently maintained for the benefit of the Companies and their Subsidiaries and their properties, or substantially comparable replacements therefor, in full force and effect through the Closing.  Coverage for the Companies and their Subsidiaries shall terminate as of the Closing Date under all such policies other than any such policies directly held by any of the Companies or their Subsidiaries.

(b)           Prior to the Closing Honeywell shall use reasonable best efforts to cause any carriers who have underwritten any global and excess liability insurance policies which provide insurance coverage to the Companies and their Subsidiaries on an “occurrence” basis to continue to make coverage available to the Companies and their Subsidiaries for claims arising prior to the Closing Date.

5.14        Non-Solicitation.

(a)           Each of the Sellers and Honeywell agrees that from the Closing Date through the second anniversary of the Closing Date, without the prior written consent of Purchaser, it and its Subsidiaries (other than the Companies and their Subsidiaries) will not, directly or indirectly, solicit or hire any Person who was an employee of the Companies or their Subsidiaries at any time during the nine-month period immediately prior to the date on which such hiring would take place; provided, however, the foregoing shall not prohibit any Seller or Honeywell from engaging in the general solicitation (whether by newspaper, trade publication or other periodical) of employees (or hiring any employees whose annual compensation will be less than $100,000 that respond to such general solicitation) so long as such solicitation is not directed specifically at employees of the Companies or their Subsidiaries.

(b)           Each of the Sellers and Honeywell agrees that from the Closing Date through the third anniversary of the Closing Date it will not intentionally induce or attempt to induce any customer, supplier, licensee, licensor or other business relation of the Companies or their Subsidiaries to cease doing business with the Companies or their Subsidiaries, or interfere with the relationship between any such customer, supplier, licensee, licensor or business relation and the Companies or their Subsidiaries with the primary purpose of adversely affecting such relationship (including by making any negative statements or communications about Purchaser, the Companies or their Subsidiaries to any such customer, supplier, licensee, licensor or business relation); provided, however, that, nothing herein shall prevent Honeywell or its Affiliates from dealing and communicating with customers, suppliers, licensees, licensors or other business relations of their respective retained businesses as they see fit in connection with the conduct of such businesses.

5.15        Non-Competition.

(a)           For a period of three (3) years from the Closing Date, each of the Sellers and Honeywell agrees that it will not, and each will cause its Subsidiaries not to, directly or indirectly, whether as principal, agent, partner, officer, director, stockholder, employee, consultant or otherwise, alone or in association with any other Person, own, manage, operate, Control, participate in, acquire more than 5% of (or the right to acquire more than 5% of) any class of voting securities of, perform services for, or otherwise carry on, a business which is in competition with the IAS Business (a “Competing Business”).  The restrictions set forth in this Section 5.15(a) shall not be construed to prohibit or restrict Honeywell, any Seller or any of their respective controlled Affiliates from acquiring any Person or business that engages in any Competing Business provided that (i) such activities do not constitute the principal activities of the Person or business to be acquired (based on the sales of such business during the preceding four (4) full calendar quarters) and (ii) if the Competing Business constitutes in excess of 5% of the revenues of the Person or business acquired, Honeywell or Sellers, as applicable, will use best efforts to divest that portion of such Person or business that engages in the Competing Business within nine (9) months after such acquisition.

(b)           Notwithstanding anything to the contrary in this Agreement, the prohibitions in Section 5.15(a) shall not apply to (i) any businesses or operations of Honeywell or Sellers or any of their respective Subsidiaries which are transferred to any third party (other than to a Subsidiary of Honeywell or any Seller) after the date hereof, or (ii) to any Subsidiaries of Honeywell or any Seller the stock of which is transferred to any third party (other than to a Subsidiary of Honeywell or any Seller) after the date hereof.

(c)           Honeywell and the Sellers acknowledge and agree that the covenants contained in this Section 5.15 are a material and substantial part of the transactions contemplated hereby and are entered into in connection with, and as an inducement to, the acquisition by Purchaser of the Shares.

(d)           Honeywell and the Sellers acknowledge and agree that the remedy at law for any breach, or threatened breach, of any of the provisions of this Section 5.15 will be inadequate and, accordingly, Honeywell and the Sellers covenant and agree that Purchaser shall, in addition to any other rights and remedies which Purchaser may have at Law, be entitled to equitable relief, including injunctive relief, and to the remedy of specific performance with respect to any breach or threatened breach of such covenant, as may be available from any court of competent jurisdiction.  In addition, Honeywell, the Sellers and Purchaser agree that the terms of the covenant in this Section 5.15 are fair and reasonable in light of Purchaser’s plans for the IAS Business and are necessary to accomplish the full transfer of the goodwill and other intangible assets contemplated hereby.  In the event that any of the covenants contained in this Section 5.15 shall be determined by any court of competent jurisdiction to be unenforceable for any reason whatsoever, then any such provision or provisions shall not be deemed void, and the parties hereto agree that said limits may be modified by the court and that said covenant contained in this Section 5.15 shall be amended in accordance with said modification, it being specifically agreed by the parties that it is their continuing desire that this covenant be enforced to the full extent of its terms and conditions or if a court finds the scope of the covenant unenforceable, the court should redefine the covenant so as to comply with applicable Law.

5.16        IAS Confidential Information.

(a)           Honeywell and the Sellers acknowledge and agree that the books, records, data and other documents and confidential information concerning the

IAS Business and/or the products, services, customer development information (including customer and prospect lists), sales activities and procedures, promotional and marketing techniques, pricing, plans and strategies, financing, development and expansion plans and credit and financial data concerning customers and suppliers and other information of or relating primarily to the IAS Business, the Companies or any of their Subsidiaries are considered by Purchaser to be confidential and in the nature of trade secrets, and are valuable, special and unique assets of the IAS Business, access to and knowledge of which are essential to preserve the goodwill, customer relationships and ongoing business relationships of the IAS Business for the benefit of Purchaser.  Honeywell and the Sellers further agree that all knowledge and information described in the preceding sentence that is not in the public domain (unless such knowledge and information is in the public domain as a result of a breach of this or any other confidentiality agreement by Honeywell, the Sellers or any of their Affiliates) shall be considered confidential information (collectively, the “IAS Confidential Information”).  For the avoidance of doubt, the term “IAS Confidential Information” shall not include information that (i) becomes available to Honeywell, the Sellers or any of their Affiliates on a non-confidential basis from a source other the Companies or the Companies’ Subsidiaries, provided that to Honeywell’s, the Sellers’ or any of their Affiliates’ knowledge such source is not bound by a confidentiality agreement with or similar obligation to Purchaser or the Companies with respect to such information, (ii) is independently developed by Honeywell, the Sellers or any of their Affiliates under circumstances not involving a breach of this Section 5.16, or (iii) is publicly disclosed pursuant to a lawful requirement or request from a Governmental Authority acting within its jurisdiction, or non-confidential disclosure is otherwise required by Law.

(b)           Honeywell and the Sellers hereby agree that following the Closing Date they shall hold the IAS Confidential Information in confidence and not use or disclose or cause or permit to be used or disclosed any of the IAS Confidential Information for any reason or purpose whatsoever, except and to the extent any disclosure of IAS Confidential Information is required by Law or appropriate court order and sufficient advance written notice thereof, if permitted, is provided to Purchaser to permit Purchaser to seek a protective order or other appropriate remedy.  The foregoing obligations of Honeywell, Sellers and their respective Subsidiaries shall be in addition to and not lieu of any protections available to Purchaser pursuant to any applicable Law regarding the protection of trade secrets.  The provisions of this Section 5.16 shall expire on the third anniversary of the Closing.

5.17        Certain Waivers.  Each of Honeywell and the Sellers hereby agrees that it shall not make any claim for indemnification against Purchaser, the Companies or any of their respective Affiliates by reason of the fact that Honeywell and the Sellers were stockholders or agents of the Companies or any of their Subsidiaries (whether such claim is for judgments, damages, penalties, fines, costs, amounts paid in settlement, losses, expenses or otherwise and whether such claim is pursuant to any statute, charter document, bylaw, agreement or otherwise) with respect to any action, suit, proceeding, complaint, claim or demand brought by any of the Purchaser Indemnified Parties against Honeywell or either Seller pursuant to this Agreement, and each of Honeywell and the Sellers hereby acknowledges and agrees that it shall not have any claim or right to contribution or indemnity from the Companies or any of their Subsidiaries with respect to any amounts paid by it pursuant to this Agreement.  Effective upon the Closing, each of Honeywell and the Sellers hereby, except as set forth in the last sentence of this Section 5.17, irrevocably waives, releases and discharges the Companies and their Subsidiaries from any and all Liabilities and obligations to it of any kind or nature whatsoever, whether in the capacity as stockholder of the Companies or any of their Subsidiaries or otherwise (including in respect of any rights of contribution or indemnification), and, except as set forth in the last sentence of this Section 5.17, each of Honeywell and the Sellers agrees that it shall not seek to recover any amounts in connection therewith or thereunder from the Companies or any of their Subsidiaries.  In no event, except as set forth in the last sentence of this Section 5.17, shall the Companies or any of their Subsidiaries have any liability whatsoever to Honeywell or the Sellers for any breaches of the representations, warranties, agreements or covenants of Honeywell and the Sellers hereunder, and in any event neither Honeywell nor the Sellers may seek contribution from the Companies or any of their Subsidiaries in respect of any payments required to be made by Honeywell or the Sellers pursuant to this Agreement.  Notwithstanding anything contained herein to the contrary, nothing shall preclude Honeywell or the other Seller Indemnified Parties from seeking indemnification or contribution for any Liabilities asserted against Honeywell or its Affiliates for which any of the Companies or their Subsidiaries is the primary obligor or primarily responsible party (other than any such Liabilities to the extent Honeywell and the Sellers have agreed to indemnify Purchaser under this Agreement), or to the extent Purchaser has agreed to indemnify Honeywell and/or the Sellers under this Agreement or any of the other agreements executed and delivered in connection herewith, or from enforcing any payment or other obligations of any of the Companies or their Subsidiaries under any commercial, ordinary course Contract on arm’s-length terms to which it and Honeywell or any of its Affiliates (other than the Companies and their Subsidiaries) are parties.

5.18        Offering Materials.

(a)           Honeywell and the Sellers shall, through the employees of the Companies and their Subsidiaries, provide reasonable and customary cooperation and assistance in connection with the arrangement of Purchaser’s financing, including facilitating customary due diligence, participating in, and preparing materials for, meetings and providing customary certificates and financial statements, as such may be reasonably requested by Purchaser.

(b)           Honeywell and the Sellers, through the employees of the Companies and their Subsidiaries, shall, and shall use reasonable best efforts to have the independent accountants of the Companies and their Subsidiaries, reasonably cooperate with and assist Purchaser in preparing customary offering materials as the parties to the Debt Commitment Letters may reasonably request (collectively, the “Offering Materials”) for use in connection with the offering and/or syndications of debt securities, loan participations and other matters contemplated by the Debt Commitment Letters (the “Offerings”), which cooperation and assistance shall include: (i) making management and other representatives of the Companies and their Subsidiaries reasonably available (at mutually agreeable times) to participate in customary meetings with prospective investors, including customary “road shows” in connection with any such Offerings, to participate in meetings with rating agencies and to assist Purchaser in its preparation of pro forma financial statements; (ii) using reasonable best efforts to have the independent accountants for the Companies and their Subsidiaries cooperate, to the extent reasonable and customary, in connection with the preparation of the Offering Materials and the other matters related thereto; and (iii) providing such information and assistance as the parties to such Debt Commitment Letters may reasonably request in connection therewith.

(c)           Honeywell and the Sellers shall have the Companies and their Subsidiaries use their reasonable best efforts to provide, as promptly as reasonably practicable following receipt of a request therefor, each financial statement and other financial data required by Regulation S-X under the Securities Act of 1933 or otherwise customary and reasonably requested by the initial purchasers or underwriters, as applicable, in connection with the debt financing contemplated by the Debt Commitment Letters, including in connection with any offering memorandum, prospectus or registration statement delivered or filed in connection therewith or contemplated thereby (collectively, the “Additional Financial Statements”).  The Additional Financial Statements shall include unaudited selected financial data for the Companies and their Subsidiaries meeting the requirements of Regulation S-K under the Securities Act of 1933 as of and for the years ended December 31, 2000 and 2001.  In the event the Closing shall not have occurred on or before November 15, 2005, the Additional Financial Statements shall also include the unaudited balance sheet of the Companies and their Subsidiaries as of September 30, 2005 and the related unaudited statements of operations and cash flows of the Companies and their Subsidiaries for the nine-month period ended September 30, 2005.  The Additional Financial Statements shall be prepared in accordance with Regulation S-X under the Securities Act of 1933 (other than the unaudited selected financial data, which shall be prepared in accordance with Regulation S-K) and shall be prepared in accordance with, or reconciled to, GAAP.

(d)           Honeywell and the Sellers shall use their reasonable best efforts to obtain the written consent of Deloitte & Touche LLP (the “Accountant”), to the extent such is required under applicable securities Laws, to permit the use of the Year-End Financial Statements in connection with offerings of securities contemplated by the Debt Commitment Letters and shall use their reasonable best efforts to have the Accountant provide a comfort letter in accordance with SAS 72 and SAS 100 for any such offering.  Honeywell and the Sellers agree to have the Companies or their Subsidiaries execute any reasonably necessary customary management representation letters reasonably requested by the Accountant.

5.19        Monthly Financial Statements.  From and after the date hereof until the Closing (or the earlier termination of this Agreement), as available and in any event within 25 days after the end of each month ending during such period, Honeywell shall deliver to Purchaser the unaudited balance sheet of the Companies and their Subsidiaries for each month ending during such period and the related unaudited statements of operations and cash flows of the Companies and their Subsidiaries for each month ending during such period, which financial statements shall be prepared from the books and records of the Companies and their Subsidiaries, and present fairly, in all material respects, the financial position and results of operations and cash flows of the Companies and their Subsidiaries as of the dates thereof and for the periods covered thereby, in accordance with the Specified Accounting Policies.

5.20        Certain Intellectual Property.  Prior to the Closing, Honeywell shall cause the assignment to Indalex Inc. (or such other Company or Subsidiary thereof as Purchaser may request) of (a) all of the right, title and interest of Novar plc in and to the “INDALEX” U.S. trademark registration (and all goodwill associated therewith) and (b) to the extent that any other registered Intellectual Property referred to in Section 3.8 of the Disclosure Schedule or domain names referred to in Section 3.8 of the Disclosure Schedule are identified as being owned by Honeywell or any of its Affiliates (other than any of the Companies or their Subsidiaries), all of the right, title and interest of Honeywell or such Affiliate (as the case may be) in and to such other registered Intellectual Property or domain names (and all goodwill associated therewith), in each case, pursuant to an assignment agreement reasonably acceptable to Purchaser and Honeywell.

5.21        Closing Cash Balance.  Honeywell shall use its reasonable efforts to cause all cash and cash equivalents held by any of the Companies or their Subsidiaries as of the Effective Time to be transferred to Honeywell or one or more of its Subsidiaries (other than the Companies and their Subsidiaries) prior to the Closing; provided, however, that to the extent any cash or cash equivalents held by any of the Companies or their Subsidiaries as of the Effective Time is not so transferred prior to the Closing, the amount of such cash and cash equivalents not so transferred shall be reflected as a current asset in the Preliminary Net Working Capital and the Final Net Working Capital.

ARTICLE VI
CLOSING CONDITIONS

6.1          Conditions to Obligations of Honeywell, Sellers and Purchaser.  The respective obligations of Honeywell and each Seller, on the one hand, and Purchaser, on the other hand, to consummate the transactions contemplated by this Agreement are subject to the fulfillment or waiver, on the Closing Date, of each of the following conditions:

(a)           there shall not be in effect any Governmental Order restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated hereby; and

(b)           any required waiting periods (including any extension thereof) applicable to the consummation of the transactions contemplated by this Agreement under the HSR Act and the Competition Act shall have terminated or expired and any required clearances, approvals or confirmations of the transactions contemplated by this Agreement shall have been obtained pursuant to any other foreign merger control or foreign investment clearances required by Law to be obtained before Closing (including the Investment Canada Act) shall have been received, including: (i) either (A) receipt of an Advance Ruling Certificate pursuant to Section 102 of the Competition Act to the effect that the Commissioner of Competition is satisfied that there would not be sufficient grounds upon which to apply to the Competition Tribunal under Section 92 of such Act with respect to the transactions contemplated by this Agreement or (B) Purchaser shall have received written notification pursuant to Section 123 of the Competition Act that the Commissioner of Competition does not at that time intend to make application to the Competition Tribunal under Section 92 of such Act in respect of the transactions contemplated by this Agreement and either the obligation to file any notice or information under Part IX of the Competition Act shall have been waived pursuant to Section 113(c) of the Competition Act or the waiting period under Section 123 of the Competition Act shall have expired; and (ii) the transactions contemplated hereby shall have been approved or deemed to have been approved by the Minister of Industry pursuant to the Investment Canada Act.

6.2          Additional Conditions to Obligations of Purchaser.  The obligation of Purchaser to consummate the transactions contemplated by this Agreement is subject to the fulfillment, on the Closing Date, of each of the following conditions (any or all of which may be waived by Purchaser in whole or in part in its sole discretion):

(a)           the representations and warranties of Honeywell and the Sellers contained in this Agreement (disregarding any IAS Material Adverse Effect, materiality or other similar qualifiers therein) shall be true and correct on and as of the Closing Date (except to the extent such representations and warranties shall have been expressly made as of an earlier date, in which case such representations and warranties shall have been true and correct as of such earlier date) with the same force and effect as if made on and as of the Closing Date, except to the extent that any failures of such representations and warranties to be so true and correct would not reasonably be expected to have resulted in an IAS Material Adverse Effect;

(b)           Honeywell and the Sellers shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by them on or prior to the Closing Date, except in the case of the agreements and covenants contained in Section 5.11(a), which Honeywell and the Sellers shall have performed or complied with in all respects;

(c)           Purchaser shall have received (i) a certificate of an executive officer of each of Honeywell and the Sellers that the conditions set forth in paragraphs (a) and (b) above have been satisfied, (ii) certified copies of the resolutions of the boards of directors or similar governing bodies of each of Honeywell and the Sellers authorizing the execution, delivery and performance of this Agreement and the other agreements contemplated hereby, if any, to which it is a party and the consummation of the transactions contemplated hereby and thereby and (iii) good standing certificates for each of the Companies and their Subsidiaries from their respective jurisdictions of incorporation or organization (but only if such concept is recognized in such jurisdictions and only to the extent good standing certificates are reasonably available in such jurisdictions from appropriate Governmental Authorities), in each case dated as of a recent date prior to the Closing Date;

(d)           since the date of this Agreement, there has been no event, condition or change, or worsening of any existing event, condition or change, that would reasonably be expected to have an IAS Material Adverse Effect;

(e)           the lender(s) party to the Debt Commitment Letter (or any agreements relating to alternative sources of debt financing that may be entered into by Purchaser pursuant to Section 5.7) shall have funded the portion of the Purchase Price and any related transaction costs and any letters of credit required hereunder in the amounts specified in the Debt Commitment Letter and, after giving effect to such funding and issuance and assuming that Purchaser has sought to obtain the maximum amounts available under the Senior Notes and the Bridge Facility (as such terms are defined in the senior facility term sheet attached to the Debt Commitment Letter) as permitted under the Debt Commitment Letter, Purchaser (and its Affiliates who are borrowers) will be able to borrow additional loans under the Senior Facility (as defined in the senior facility term sheet attached to the Debt Commitment Letter) in an amount not less than $90,000,000; provided, that the foregoing shall not be a condition under this Agreement in the event that a breach by Purchaser of its obligations under the Debt Commitment Letter (or any agreements relating to alternative sources of debt financing that may be entered into by Purchaser pursuant to Section 5.7) has caused the funding thereunder not to occur; provided, further, that, for the avoidance of doubt, Purchaser may not assert the failure of the foregoing condition to be satisfied in the event that funding of the amounts specified in the Debt Commitment Letter occurs pursuant to the exercise of any “market flex” or similar provision; and

(f)            Novar USA Holdings shall have delivered to Purchaser a non-foreign affidavit dated as of the Closing Date in the form and substance required under the Treasury Regulations issued pursuant to Section 1445 of the Code so that Purchaser is exempt from withholding any portion of the Purchase Price thereunder.

6.3          Additional Conditions to Obligations of Honeywell and Sellers.  The obligations of Honeywell and the Sellers to consummate the transactions contemplated by this Agreement are subject to the fulfillment, on the Closing Date, of each of the following conditions (any or all of which may be waived by Honeywell or the Sellers in whole or in part in their sole discretion):

(a)           the representations and warranties of Purchaser contained in this Agreement (disregarding any Purchaser Material Adverse Effect, materiality or other similar qualifiers therein) shall be true and correct on the date hereof and on and as of the Closing Date (except to the extent such representations and warranties shall have been expressly made as of an earlier date, in which case such representations and warranties shall have been true and correct as of such earlier date) with the same force and effect as if made on and as of the Closing Date, except to the extent that any failures of such representations and warranties to be so true and correct would not reasonably be expected to have resulted in a Purchaser Material Adverse Effect;

(b)           Purchaser shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Closing Date; and

(c)           Honeywell shall have received (i) a certificate of an executive officer of Purchaser that the conditions set forth in paragraphs (a) and (b) above have been satisfied and (ii) certified copies of the resolutions of the board of directors of Purchaser authorizing the execution, delivery and performance of this Agreement and the other agreements contemplated hereby, if any, to which Purchaser is a party and the consummation of the transactions contemplated hereby and thereby.

ARTICLE VII
CERTAIN TAX MATTERS

7.1          Tax Returns.  Except as otherwise provided in Section 7.5:

(a)           Honeywell and Sellers shall prepare and file or cause to be prepared and filed when due all Tax Returns that are required to be filed by or with respect to the Companies and the Subsidiaries for Tax periods ending on or before the Closing Date and all Tax Returns with respect to periods for which a consolidated, unitary or combined Tax Return of Sellers or any Subsidiary of any Seller other than the Companies or their Subsidiaries will include any of the Companies or their Subsidiaries, and Honeywell and Sellers shall prepare such Tax Returns in a manner consistent with past practices and shall remit or cause to be remitted all Taxes shown due on such Tax Returns; and

(b)           Purchaser shall prepare and file or cause to be prepared and filed when due all Tax Returns that are required to be filed by or with respect to the Companies and the Subsidiaries other than those Tax Returns described in Section 7.1(a) for Tax periods ending after the Closing Date, and Purchaser shall prepare Straddle Period Tax Returns in a manner consistent with past practices and shall remit or cause to be remitted any Taxes due in respect of such Straddle Period Tax Returns.

7.2          Cooperation on Tax Matters; Contests.

(a)           Purchaser, Honeywell and the Sellers shall cooperate fully, as and to the extent reasonably requested by the other party, in connection with the filing of Tax Returns pursuant to this Article VII and any audit, litigation or other proceeding with respect to Taxes.  Such cooperation shall include the retention and (upon the other party’s request) the provision of records and information which are reasonably relevant to any such audit, litigation or other proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder.  Honeywell and the Sellers agree (i) to retain all books and records with respect to Tax matters pertinent to the Companies and their Subsidiaries relating to any taxable period beginning before the Closing Date until the expiration of the statute of limitations (and, to the extent notified by Purchaser, any extensions thereof) of the respective taxable periods, and to abide by all record retention agreements entered into with any Taxing Authority, and (ii) to give Purchaser reasonable written notice prior to transferring, destroying or discarding any such books and records and, if Purchaser so requests, Honeywell and the Sellers shall allow Purchaser to take possession of such books and records.

(b)           Purchaser, Honeywell and the Sellers further agree, upon request, to use their best efforts to obtain any certificate or other document from any Governmental Authority or any other Person as may be necessary to mitigate, reduce or eliminate any Tax that could be imposed (including with respect to the transactions contemplated hereby).

(c)           With respect to any Straddle Period Tax Return described in Section 7.1(b) as to which an amount of Tax is allocable to, or would otherwise be borne by, Honeywell, Sellers or any of their Subsidiaries (other than the Companies or their Subsidiaries), Purchaser shall provide Honeywell and Sellers with a copy of such completed Tax Return (including all necessary supporting schedules and information) at least 30 days prior to the due date (including any extension thereof) for the filing of such Tax Return, and Honeywell and Sellers and their authorized representatives shall have the right to review and comment on such Tax Return (including any supporting schedules or information) prior to the filing of such Tax Return.

(d)           With respect to any Tax Return described in Section 7.1(a) as to which an amount of Tax is allocable to, or would otherwise be borne by, the Companies or their Subsidiaries, Honeywell and Sellers shall provide Purchaser with a pro forma draft of the portion of such Tax Return (including all necessary supporting schedules and information) reflecting only the tax items of the Companies or such Subsidiaries of the Companies, as the case may be, at least 30 days prior to the due date (including any extension thereof) for the filing of such Tax Return, and Purchaser and its authorized representatives shall have the right to review and comment on such Tax Return (including any supporting schedules or information) prior to the filing of such Tax Return.  Purchaser shall at its own cost and expense fully and accurately complete and submit any Tax data packages required by Honeywell or Sellers within the time periods established by the Tax Department of Honeywell consistent with past practices.  All Tax Returns described in Section 7.1(a) required to be filed by or on behalf of Indalex Limited (including any such Tax Returns to be filed before the Closing) shall be subject to this Section 7.2(d); provided that with respect to any such Tax Returns to be filed before the Closing, the phrase “30 days” in the first sentence of this Section 7.2(d) shall be replaced by the phrase “10 days”.

(e)           Each party shall have the right to conduct and control in its sole and absolute discretion any audit or dispute with any Taxing Authority relating to any Tax Returns it has the responsibility to file pursuant to this Article VII; provided that (i) Honeywell and the Sellers shall consult with Purchaser on the handling of any audit or dispute involving a Tax Return the Sellers have the responsibility to file pursuant to Section 7.1(a) and, if such audit or dispute would be reasonably expected to result in an increase in Tax liability of any of the Companies or their Subsidiaries, or in any liability for which Purchaser has agreed to indemnify Honeywell and the Sellers pursuant to

Section 7.4(b), Honeywell and the Sellers shall not settle any such audit or dispute without the consent of Purchaser, which consent shall not be unreasonably withheld, conditioned or delayed, and (ii) Purchaser shall consult with Honeywell and the Sellers on the handling of any audit or dispute involving a Tax Return for any Tax period or portion thereof ending on or before the Closing Date that Purchaser has the responsibility to file pursuant to Section 7.1(b) and, if such audit or dispute would be reasonably expected to result in an increase in Tax liability of Honeywell or the Sellers or any company that files a consolidated federal income Tax Return together with Honeywell or the Sellers (and any state, local or foreign consolidated, unitary or combined Tax Return), or in any liability for which Honeywell and the Sellers have agreed to indemnify Purchaser pursuant to Section 7.4(a), Purchaser shall not settle any such audit or dispute without the consent of Honeywell and the Sellers, which consent shall not be unreasonably withheld, conditioned or delayed.

7.3          Tax Sharing Agreements.  All Tax sharing agreements or similar agreements with respect to or involving the Companies and their Subsidiaries shall be terminated as of the Closing Date and, after the Closing Date, the Companies and their Subsidiaries shall not be bound thereby or have any liability thereunder.

7.4          Tax Indemnifications.

(a)           Honeywell and the Sellers shall be liable for, and shall indemnify and hold Purchaser harmless against:

(i)    all Taxes imposed on any member of any Affiliated Group that includes Honeywell or any Seller with which the Companies or their Subsidiaries files or filed a Tax Return on a consolidated, combined or unitary basis for a taxable year (of a Company or any Subsidiary thereof) beginning before the Closing Date and for which any Company or Subsidiary thereof is liable pursuant to Treas. Reg. 1.1502-6 or a comparable provision of State, local or Foreign Law, solely as a result of its inclusion in  such a consolidated, combined or unitary Tax Return;

(ii)   any and all Taxes of any Person (other than the Purchased Entities) imposed on the Purchased Entities as a transferee or successor, by Contract or pursuant to any Law, which Taxes relate to an event or transaction occurring before the Closing; and

(iii)  all Taxes of the Companies and their Subsidiaries imposed on the IBS Business.

(b)           Honeywell and the Sellers shall be liable for, and shall indemnify and hold harmless the Purchaser, the Companies and their Subsidiaries against, all of the following Taxes:  (i) Taxes imposed on the Companies and their Subsidiaries with respect to taxable periods of the Companies and their Subsidiaries ending on or before the Closing Date; and (ii) with respect to taxable periods beginning before the Closing Date and ending after the Closing Date (the “Straddle Period”), Taxes imposed on the Companies and their Subsidiaries which are allocable, pursuant to Section 7.4(c), to the portion of such period ending on the Closing Date.

(c)           In the case of Taxes that are payable with respect to the Straddle Period, the portion of any such Tax that is allocable to the portion of the Straddle Period ending on the Closing Date shall be:

(i)    in the case of Taxes that are either (x) based upon or related to income or receipts, or (y) imposed in connection with any sale or other transfer or assignment of property (real or personal, tangible or intangible) (other than conveyances pursuant to this Agreement), deemed equal to the amount which would be payable if the taxable year ended on the Closing Date; and

(ii)   in the case of Taxes imposed on a periodic basis with respect to the assets or otherwise measured by the level of any item, deemed to be the amount of such Taxes for the entire period (or, in the case of such Taxes determined on an arrears basis, the amount of such Taxes for the immediately preceding period), multiplied by a fraction the numerator of which is the number of calendar days in the period ending on the Closing Date and the denominator of which is the number of calendar days in the entire Straddle Period.  Any credit or refund resulting from an overpayment of Taxes for a Straddle Period shall be prorated based upon the method employed in this Section 7.4(c) taking into account the type of the Tax to which the refund relates.  In the case of any Tax based upon or measured by capital (including net worth or long term debt) or intangibles, any amount thereof required to be allocated under this Section 7.4(c) shall be computed by reference to the level of such items on the Closing Date.  All determinations necessary to effect the foregoing allocations shall be made in a manner consistent with prior practice of the Companies and their Subsidiaries.

7.5          Certain Taxes.  All transfer, documentary, sales, use, stamp, registration and other similar Taxes and fees (including any penalties and interest) incurred in connection with this Agreement, shall be shared equally by Honeywell and Purchaser, and Purchaser shall file all necessary Tax Returns and other documentation with respect to all such transfer, documentary, sales, use, stamp, registration and other Taxes and fees (and Honeywell shall promptly reimburse Purchaser for one half of the expenses incurred by Purchaser in connection with any such filing).

7.6          Section 116 Certificate.  Notwithstanding Sections 1.2 and 2.2:

(a)           Novar Overseas shall make commercially reasonable efforts to obtain and deliver to Purchaser on or before the Closing Date a certificate issued by the Minister of National Revenue of Canada under subsection 116(2) or subsection 116(4) of the Income Tax Act (Canada) in respect of the disposition of the Indalex Limited Shares pursuant to this Agreement (a “Certificate”).  If and to the extent Purchaser’s right to acquire the Indalex Limited Shares hereunder is assigned to an Affiliate of Purchaser (“Assignee”), then Purchaser shall forthwith so notify Novar Overseas, and Novar Overseas shall request that the Certificate indicate that the Indalex Limited Shares are to be acquired by Assignee.  If a Certificate is so delivered to Purchaser, Purchaser shall withhold from the Purchase Price otherwise payable at Closing twenty-five percent (25%) of the amount, if any, by which the portion of the Purchase Price allocated to the Indalex Limited Shares in accordance with the Purchase Price Allocation Schedule (the “Canadian Purchase Price”) exceeds the “certificate limit” specified in the Certificate.  If a Certificate is not so delivered, Purchaser shall withhold from the Purchase Price otherwise payable at Closing twenty-five percent (25%) of the Canadian Purchase Price.

(b)           If Purchaser withholds an amount under Section 7.6(a), and Novar Overseas delivers a Certificate to Purchaser, after the Closing Date, but no later than the end of the 27th day after the end of the calendar month in which the Closing Date occurs (the “Remittance Deadline”), Purchaser shall remit forthwith to the Receiver General for Canada twenty-five percent (25%) of (i) the amount, if any, by which the Canadian Purchase Price exceeds the “certificate limit” specified in the Certificate, if the Certificate was issued under subsection 116(2) of the Income Tax Act (Canada), or (ii) zero if the Certificate was issued under subsection 116(4) of the Income Tax Act (Canada).  In any such case, Purchaser shall also pay forthwith to Honeywell as agent for Novar Overseas the balance, if any, of the amount so withheld.

(c)           If Purchaser withholds an amount under Section 7.6(a) and no Certificate has been delivered to Purchaser by Novar Overseas in accordance with Section 7.6(b) and prior to the Remittance Deadline, the amount so withheld shall be remitted by Purchaser to the Receiver General for Canada in accordance with section 116 of the Income Tax Act (Canada), and a receipt evidencing such remittance shall be delivered forthwith by Purchaser to Honeywell as agent for Novar Overseas; provided that no amount shall be so remitted at that time by Purchaser to the Receiver General for Canada if Novar Overseas delivers to Purchaser, prior to the Remittance Deadline, a “comfort letter” issued by the Canada Revenue Agency in form and substance satisfactory to Purchaser, which comfort letter extends the due date for remittance of the withheld amount under section 116 of the Income Tax Act (Canada) without imposition of interest or penalty, provided further that in any such case, Sellers shall indemnify Purchaser and each of its Affiliates for any Taxes or other amounts payable by Purchaser or any of its Affiliates by virtue of Purchaser’s or any such Affiliate’s reliance on such comfort letter.  In any such case, Purchaser shall be entitled at any time after the Remittance Deadline to remit to the Receiver General for Canada any amount previously withheld under section 116 of the Income Tax Act (Canada) if Purchaser determines in good faith that a penalty may be imposed by the Canada Revenue Agency if such amount is not so remitted.  For the avoidance of doubt, Purchaser shall not remit an amount to the Receiver General for Canada under this Section 7.6 before the Remittance Deadline.

(d)           If Purchaser withholds an amount under Section 7.6(a) and Novar Overseas delivers to Purchaser a comfort letter as described in Section 7.6(c), Purchaser shall continue to hold the amount so withheld following the Remittance Deadline until either such amount is (i) paid to Honeywell as agent for Novar Overseas upon delivery by Novar Overseas to Purchaser of a Certificate in respect of which (in the case of a Certificate issued under subsection 116(2) of the Income Tax Act (Canada)) the “certificate limit” specified therein is no less than the Canadian Purchase Price, or (ii)

remitted to the Receiver General for Canada for the account of Novar Overseas, whereupon a receipt evidencing such remittance shall be delivered forthwith by Purchaser to Honeywell as agent for Novar Overseas.

7.7          Tax Refunds.  Honeywell and the Sellers shall be entitled to (a) all refunds of Taxes received by the Companies and their Subsidiaries with respect to taxable periods of the Companies and their Subsidiaries ending on or before the Closing Date, and (b) all refunds of Taxes allocable to the portion of any Straddle Period ending on the Closing Date as determined pursuant to Section 7.4(c).  Purchaser shall cause the Companies and their Subsidiaries to pay any such Tax refunds received by any of the Companies or their Subsidiaries to Honeywell within ten (10) days of receipt thereof.  For purposes of this Section 7.7, Tax refunds shall include any Tax refunds that are (i) actually received by the Companies and their Subsidiaries or (ii) credited against Tax liabilities of the Companies and their Subsidiaries for periods beginning after the Closing Date or for the portion of any Straddle Period after the Closing Date.

ARTICLE VIII
TERMINATION

8.1          Termination.  This Agreement may be terminated at any time before the Effective Time as follows:

(a)           by mutual written consent of Honeywell and Purchaser;

(b)           by Honeywell or Purchaser on or after January 31, 2006 if the Closing shall not have occurred by the close of business on such date, provided that the breach by the terminating party in any material respect of any of its covenants or other obligations hereunder (excluding any covenants or other obligations under the last sentence of Section 5.7(b)) shall not be the principal cause of the failure of the Closing to occur by January 31, 2006;

(c)           by Honeywell or Purchaser if there shall be in effect a final nonappealable Governmental Order restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated hereby;

(d)           by Purchaser if there shall have been a breach in any material respect of any of the covenants or agreements on the part of Honeywell or the Sellers set forth in this Agreement or a breach of any of the representations and warranties of Honeywell or the Sellers that would cause the conditions precedent set forth in Section 6.2(a) not to be satisfied, in each case which has not been cured within 20 days after receipt of notice of such breach; and

(e)           by Honeywell if there shall have been a breach in any material respect of any of the covenants or agreements on the part of Purchaser set forth in this Agreement or a breach of any of the representations and warranties of Purchaser that would cause the conditions precedent set forth in Section 6.3(a) not to be satisfied, in each case which has not been cured within 20 days after receipt of notice of such breach.

8.2          Effect of Termination and Abandonment.  In the event of termination of this Agreement pursuant to this Article VIII, this Agreement (other than as set forth in Section 5.4(a) and Section 5.8) shall become void and of no effect with no liability on the part of any party hereto (or any of its Affiliates or representatives); provided, however, no such termination shall relieve any party hereto from any liability for damages resulting from any willful and intentional breach of this Agreement.

ARTICLE IX
SURVIVAL; INDEMNIFICATION

9.1          Survival of Representations, Warranties and Agreements.  The representations and warranties of the parties contained in Articles III and IV shall, subject to the last sentence of this Section 9.1, terminate on the date that is 18 months after the Closing Date, except that (a) the representations and warranties contained in Section 3.11 (Environmental Matters) shall survive for five (5) years following the Closing, (b) the representations and warranties contained in Section 3.7 (Taxes), Section 3.12 (Employee Matters and Benefit Plans) and Section 3.17 (Labor) shall survive the Closing until the date that is 60 days following the expiration of the statute of limitations for the applicable representation and warranty and (c) the representations and warranties contained in Section 3.2 (Authority), Section 3.4 (Capitalization), Section 3.19 (Finder’s Fee), Section 4.2 (Authority) and Section 4.8 (Finder’s Fee) shall survive indefinitely following the Closing.  Claims for indemnification based on breaches of covenants and agreements contained herein shall survive until the expiration of the applicable statute of limitations (other than for breaches of Section 5.1, which shall terminate on the date that is three (3) years after the Closing Date), unless any such covenant or agreement terminates prior to such date by its terms.  The period of time a representation or warranty or covenant or agreement survives the Closing pursuant to this Section 9.1 shall be the “Survival Period” with respect to such representation or warranty or covenant or agreement.  In the event notice of any claim for indemnification under this Article IX shall have been given within the applicable Survival Period and such claim has not been finally resolved by the expiration of such Survival Period, the representations or warranties or covenants or agreements that are the subject of such claim shall survive, but only to the extent of and in the amount of the claim as made prior to the expiration of the Survival Period, until such claim is finally resolved.

9.2          Indemnification.  Subject to the terms, conditions and limitations set forth in this Article IX, from and after the Closing Date:

(a)           Honeywell shall indemnify and hold harmless Purchaser and its Affiliates and each of their respective officers, directors, members, partners, managers and employees (collectively, the “Purchaser Indemnified Parties”) from and against any Losses that are imposed on or incurred by Purchaser Indemnified Parties arising out of or related or attributable to (i) any breach of any representation or warranty made by Honeywell and the Sellers in Article III, (ii) any failure to perform any covenant or agreement of Honeywell or the Sellers set forth in this Agreement and (iii) the property located at 500 Four Rod Road, Berlin, Connecticut (the “Berlin Property”) (including any

Losses related to Liabilities arising under any Environmental Laws), following completion of the sale thereof.

(b)           Purchaser shall indemnify and hold harmless Honeywell and its Affiliates (other than the Companies and their Subsidiaries) and each of their respective officers, directors, members, partners, managers and employees (collectively, the “Seller Indemnified Parties”) from and against any Losses that are imposed on or incurred by Seller Indemnified Parties arising out of or related or attributable to (i) any breach of any representation or warranty made by Purchaser in Article IV and (ii) any failure to perform any covenant or agreement of Purchaser set forth in this Agreement.

(c)           For purposes of determining the amount of a Loss resulting from a breach of any representation or warranty of Honeywell or the Sellers contained in this Agreement (but not for purposes of determining whether there has been a breach), the terms “materiality” or “IAS Material Adverse Effect” or words of similar import contained in such representation or warranty shall in each case be disregarded and without effect (as if such terms were deleted from such representation or warranty).

9.3          Indemnification Procedures.

(a)           In order for a party (the “Indemnified Party”) to be entitled to any indemnification provided for under this Article IX in respect of a claim made against the Indemnified Party by any Person who is not a party to this Agreement (a “Third-Party Claim”), such Indemnified Party must notify the indemnifying party hereunder (the “Indemnifying Party”) in writing of the Third-Party Claim promptly following receipt by such Indemnified Party of notice of the Third-Party Claim; provided, however, that failure to give such notification shall not affect the indemnification provided hereunder except to the extent the Indemnifying Party shall have been actually prejudiced as a result of such failure.  Thereafter, the Indemnified Party shall deliver to the Indemnifying Party, promptly following the Indemnified Party’s receipt thereof, copies of all notices and documents (including court papers) received by the Indemnified Party relating to the Third-Party Claim, other than those notices and documents separately addressed to the Indemnifying Party.

(b)           Subject to the terms hereof, the Indemnifying Party will have the right to defend against, negotiate, settle or otherwise deal with any Third-Party Claim which relates to any Losses indemnified against hereunder (other than, where any of Honeywell or the Sellers is the Indemnifying Party, any Below-Threshold Claim (as defined below)) and to select counsel of its choice, provided that, as a condition precedent to the Indemnifying Party’s right to assume control of the defense of such Third Party Claim, it must acknowledge in writing its responsibility to provide indemnification to the Indemnified Party for all Losses relating to such claim, subject to the applicable limitations set forth in this Article IX.  If the Indemnifying Party does not, within 21 days after its receipt of notice of a Third-Party Claim (other than, where any of Honeywell or the Sellers is the Indemnifying Party, a Below-Threshold Claim) pursuant to Section 9.3(a), elect to defend against any Third-Party Claim which relates to any Losses indemnified against hereunder, the applicable Indemnified Party may (and, in the case of any Below-Threshold Claim where any of Honeywell or the Sellers is the Indemnifying Party, the applicable Indemnified Party shall), subject to the last sentence of Section 9.3(c), defend against, negotiate, settle or otherwise deal with such Third-Party Claim (provided that the Indemnifying Party may participate, at its own expense, in the defense of such Third-Party Claim).  If the applicable Indemnified Party defends any Third-Party Claim, then the Indemnifying Party shall promptly reimburse the applicable Indemnified Party for the reasonable costs and expenses of defending such Third-Party Claim upon submission of periodic bills.  If the Indemnifying Party assumes the defense of any Third-Party Claim, the applicable Indemnified Party may participate, at its own expense, in the defense of such Third-Party Claim; provided, however, that such applicable Indemnified Party will be entitled to participate in any such defense with separate counsel at the expense of the Indemnifying Party if (i) so requested by the Indemnifying Party to participate or (ii) in the reasonable opinion of counsel to the applicable Indemnified Party, a conflict or potential conflict exists between the applicable Indemnified Party and the Indemnifying Party that would make such separate representation advisable; provided, further, that Indemnifying Party will not be required to pay for more than one (1) such counsel for all Indemnified Parties in connection with any Third-Party Claim.  For purposes hereof, a “Below-Threshold Claim” means any Third-Party Claim for which the aggregate amount sought (or reasonably anticipated to be sought), when aggregated with any amounts awarded in any previous claims and any amounts sought in any pending claims, in each case, subject to the limitations set forth in Section 9.4(a), is $2,500,000 or less.

(c)           If the Indemnifying Party chooses to defend or prosecute a Third-Party Claim, the Indemnified Party shall (and shall cause the applicable Indemnified Parties to) cooperate in the defense or prosecution thereof.  If the Indemnifying Party assumes the defense of a Third-Party Claim, the Indemnified Party shall (and shall cause the applicable Indemnified Parties to) agree to any settlement, compromise or discharge of a Third-Party Claim that the Indemnifying Party may recommend and that (i) by its terms obligates the Indemnifying Party (or its Affiliates) to pay the full amount of the liability in connection with such Third-Party Claim, (ii) does not require any payment or other action by, or limitation on, any Indemnified Party, and (iii) unconditionally releases all Indemnified Parties in connection with such Third-Party Claim.  If the Indemnifying Party does not assume the defense of a Third-Party Claim, the applicable Indemnified Parties shall not admit any liability with respect to, or settle, compromise or discharge, such Third-Party Claim without the Indemnifying Party’s prior written consent (which shall not be unreasonably withheld or delayed).

(d)           In the event any Indemnified Party should have a claim against any Indemnifying Party under this Article IX that does not involve a Third-Party Claim, the Indemnified Party shall deliver notice of such claim to the Indemnifying Party promptly following the Indemnified Party becoming aware of the same.  The failure by any Indemnified Party to so notify the Indemnifying Party shall not relieve the Indemnifying Party from any liability that it may have to such Indemnified Party under this Article IX, except to the extent that the Indemnifying Party has been actually prejudiced by such failure.

9.4          Indemnification Limitations.

(a)           In no event shall Honeywell be liable for indemnification pursuant to Section 9.2(a)(i) unless and until the aggregate of all Losses with respect to Section 9.2(a)(i) that are imposed on or incurred by the Purchaser Indemnified Parties exceeds $4,250,000, in which case the Purchaser Indemnified Parties shall be entitled to indemnification for all Losses in excess of $2,500,000.  Notwithstanding the foregoing, Honeywell shall not be required to make payments for indemnification pursuant to Section 9.2(a)(i) in an aggregate amount in excess of $100,000,000.  Purchaser shall not be required to make payments for indemnification pursuant to Section 9.2(b)(i) in an aggregate amount in excess of $100,000,000.  Notwithstanding the foregoing, the provisions of this Section 9.4(a) shall not apply to any claims for indemnification in respect of a breach of any of the representations and warranties set forth in Section 3.2 (Authority), Section 3.4 (Capitalization), Section 3.5(d) (Certain Obligations), Section 3.19 (Finder’s Fee), Section 4.2 (Authority) and Section 4.8 (Finder’s Fee).

(b)           In calculating amounts payable to an Indemnified Party hereunder, the amount of any indemnified Losses shall be determined without duplication of any other Loss for which an indemnification claim has been made under any other representation, warranty, covenant, or agreement and shall be computed net of payments actually received by the Indemnified Party under any insurance policy with respect to such Losses (after deduction for any cost of collection, deductible, retroactive premium adjustment, reimbursement obligation or other cost or expense directly related thereto, it being understood and agreed that each of the parties shall use its commercially reasonable efforts to obtain such insurance payments).  Any indemnification payment payable under this Article IX shall be net of any Tax Benefit realized by the Indemnified Party in respect of any indemnified Loss.  For purposes hereof, “Tax Benefit” shall mean the present value (computed using an interest rate equal to the “prime rate” as set forth in the Wall Street Journal on the Closing Date) of any refund of Taxes paid or reduction in the amount of Taxes which otherwise would have been paid as a result of such indemnified Loss (with the timing of the receipt or realization of such refund or reduction to be estimated in good faith by the Indemnified Party), net of any increase in Taxes paid by the Indemnified Party on account of receipt of the indemnification payment, in each case computed at the highest applicable marginal statutory tax rates.  Upon making any payment to an Indemnified Party for any indemnification claim pursuant to this Article IX, the Indemnifying Party shall be subrogated, to the extent of such payment, to any rights that the Indemnified Party may have against any other Persons with respect to the subject matter underlying such indemnification claim and the Indemnified Party shall take such actions as the Indemnifying Party may reasonably require to perfect such subrogation or to pursue such rights against such other persons as the Indemnified Party may have.

(c)           Notwithstanding any other provision of this Agreement, in no event shall Honeywell, the Sellers or Purchaser be liable for punitive damages or any special, incidental, indirect or consequential damages of any kind or nature, regardless of the form of action through which such damages are sought except to the extent such damages are assessed against such party by a decision of a court of competent jurisdiction as a result of a Third Party Claim indemnifiable hereunder.

(d)           Notwithstanding any other provision of this Agreement, in no event shall Honeywell or the Sellers be liable for any Losses related to any breach or inaccuracy of any representation or warranty contained in Section 3.11 (Environmental Matters) to the extent such Loss or Losses: (i) arise from or are exacerbated by any action by any of the Purchaser Indemnified Parties or the Companies and their Subsidiaries after Closing, including (A) any Management of any Materials of Environmental Concern, (B) failure to comply with any Environmental Law and (C) the negligent actions of any Purchaser Indemnified Parties; (ii) are not required pursuant to any Environmental Law or, in the case of conditions of soil or groundwater contamination, are not necessary to respond to the presence of Materials of Environmental Concern exceeding applicable industrial standards; (iii) are required by a cleanup or remediation standard other than an industrial standard; or (iv) are detected or caused by any Voluntary Environmental Investigation.  For purposes of this paragraph, (i) “Management” means generation, production, handling, distribution, processing, storage, treatment, operation, transportation, recycling, reuse and/or disposal, as those terms are defined in any Environmental Law, and (ii) “Voluntary Environmental Investigation” means any environmental sampling, monitoring or other surface or subsurface investigation of Property except to the extent (A) required by any Environmental Law or governmental authority, (B) reasonably conducted in response to a Third Party Claim asserting liability for an environmental condition at the Property or (C) conducted based upon the results of a Phase I environmental assessment (and any subsequent Phase II environmental assessment warranted as a result of any such Phase I environmental assessment) conducted or requested by a third party in connection with the sale or transfer of any Property to an unaffiliated third party or a sale of Purchaser to an unaffiliated third party.

(e)           In the event that Honeywell or the Sellers is obligated to indemnify any of the Purchaser Indemnified Parties pursuant to the terms of Section 9.2(a)(i) of this Agreement for Losses detected or caused by an investigation conducted based upon the results of a Phase I environmental assessment (and any subsequent Phase II environmental assessment warranted as a result of any such Phase I environmental assessment) conducted or requested by a third party in connection with the sale or transfer of any Property to an unaffiliated third party or a sale of the Purchaser to an unaffiliated third party (including Losses at Former Sites), Honeywell and Purchaser agree, notwithstanding any other provision contained in this Agreement, that Honeywell and the Sellers shall be responsible for providing indemnification for only eighty percent (80%) of any of the Losses that Honeywell and the Sellers would otherwise have been required to provide indemnification for hereunder absent this provision and Purchaser shall be responsible (without indemnification from Honeywell or the Sellers) for twenty percent (20%) of any such Losses.  Except as specifically provided in the preceding sentence, all other terms and conditions in this Agreement regarding indemnification shall remain applicable.  For purposes of this paragraph, “Former Sites” means any site identified in Section 3.11(c)(3) of the Disclosure Schedule, including both asterisked and non-asterisked sites, but excluding the Berlin Property.

(f)            In the event that any of Honeywell or the Sellers is obligated to indemnify any of the Purchaser Indemnified Parties for any cleanup or remediation pursuant to this Agreement, Honeywell will have the right, but not the obligation, to manage and control the cleanup or remediation; provided, however, that if Honeywell elects to manage and control the cleanup or remediation: (i) any such cleanup or remediation shall be conducted in a timely manner consistent with applicable Environmental Laws; (ii) Honeywell shall provide the Purchaser Indemnified Party with a reasonable opportunity to review governmental filings and material remediation decisions; (iii) Honeywell shall reasonably consult with the Purchaser Indemnified Party in connection with such cleanup or remediation; and (iv) the Purchaser Indemnified Party shall approve any such governmental filings and remediation decisions, provided, however, that if such approval is unreasonably withheld or delayed, Honeywell may proceed with the governmental filing or remediation decisions as proposed by Honeywell.

(g)           The remedies provided in this Article IX shall be deemed the sole and exclusive remedies of the parties, from and after the Closing Date, with respect to this Agreement and the transactions contemplated hereby.  Notwithstanding the foregoing, nothing contained herein shall impair the right of any party to compel specific performance by another party of its obligations under this Agreement.  All payments made pursuant to this Article IX shall be deemed to be adjustments to the Purchase Price.

ARTICLE X
MISCELLANEOUS

10.1        Notices.  All notices and other communications given or made pursuant hereto shall be in writing and shall be deemed to have been duly given or made (1) on the date of delivery if delivered personally, or by telecopy or facsimile, upon confirmation of receipt, (2) on the first business day following the date of dispatch if delivered by a recognized next-day courier service, or (3) on the fifth business day following the date of mailing if delivered by registered or certified mail return receipt requested, postage prepaid and shall be delivered personally or mailed by registered or certified mail (postage prepaid, return receipt requested), sent by overnight courier or sent by telecopy, to the applicable party at the following addresses or telecopy numbers (or at such other address or telecopy number for a party as shall be specified by like notice):

(a)       if to Honeywell or any Seller:

Honeywell International Inc.
101 Columbia Road
P.O. Box 4000
Morristown, New Jersey  07962-2487
Attention: General Counsel and Senior Vice President
Telecopy No.: (973) 455-4217

with a copy to:

Skadden, Arps, Slate, Meagher & Flom LLP
4 Times Square
New York, New York 10036
Attention: David J. Friedman, Esq.
Telecopy No.: (212) 735-2000

(b)       if to Purchaser:

Indalex Holding Corp.
c/o Sun Capital Partners, Inc.
5200 Town Center Circle, Suite 470
Boca Raton, Florida  33486
Attention:  Marc J. Leder, Rodger R. Krouse and C. Deryl Couch
Telecopy No.: (561) 394-0540

with a copy to:

Kirkland & Ellis LLP
200 E. Randolph Drive
Chicago, Illinois  60611
Attention:  Douglas C. Gessner and Jeremy S. Liss
Telecopy No.: (312) 861-2200

10.2        Certain Definitions; Interpretation.

(a)           For purposes of this Agreement, the following terms shall have the following meanings:

(i)    “Affiliate” of a Person means a Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, the first mentioned Person.

(ii)   “Affiliated Group” means any affiliated group within the meaning of Section 1504(a) of the Code or any similar group defined under a similar provision of state, local or foreign Law.

(iii)  “Balance Sheet Date” means June 30, 2005.

(iv)  “Code” means the Internal Revenue Code of 1986, as amended.

(v)   “Commissioner of Competition” means the Commissioner of Competition appointed under the Competition Act (Canada).

(vi)  “Competition Tribunal” shall have the meaning as set forth in section 2 of the Competition Tribunal Act (Canada).

(vii) “Contract” shall mean any contract, agreement, lease, license, sales order, purchase order, indenture, note, bond, loan, instrument, lease, commitment or other arrangement or agreement that is binding on any Person or any part of its property under applicable Law.

(viii) “control” (including the terms “controlled,” “controlled by” and “under common control with”) means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of stock, as trustee or executor, by contract or credit arrangement or otherwise.

(ix)   “DOJ” means the United States Department of Justice.

(x)    “ERISA” means the Employee Retirement Income Security Act of 1974, as amended, including the rules and regulations promulgated thereto.

(xi)   “FTC” means the United States Federal Trade Commission.

(xii)  “Governmental Authority” means any foreign or United States federal, state, provincial, territorial or local governmental, regulatory or administrative agency or any court.

(xiii) “Governmental Order” means any order, writ, judgment, injunction or consent decree entered by or with any Governmental Authority.

(xiv) “Guaranty” means any agreement, undertaking or arrangement by which any Person guarantees, endorses or otherwise becomes or is contingently liable upon the Indebtedness, obligation or other liability of any other Person (other than by endorsements of instruments in the ordinary course of collection), or guaranties of the payment of dividends or other distributions upon the shares of any other Person.

(xv) “IAS Business” means the extrusion of and supply of engineered aluminum components to the building and construction (residential and commercial), consumer durables, electrical and cable, machinery and equipment, transportation and distribution, and automotive industries, as such business is conducted on the Closing Date under the “Indalex Aluminum Solutions” segment of the Sellers and their applicable Subsidiaries.

(xvi) “IAS Material Adverse Effect” means any event, change, effect or circumstance that, individually or in the aggregate, has had, or would reasonably be expected to have, a material adverse effect on the business assets, operations, results of operations, cash flow or financial condition of the IAS Business taken as a whole; provided, however, that changes, effects or circumstances, alone or in combination, that arise out of or result from (A) changes in economic conditions or financial or securities markets in general or the industries and markets in which the IAS Business is operated (provided that such changes do not disproportionately affect the IAS Business relative to the other participants in its industry) or (B) the announcement of this Agreement and the transactions contemplated hereby shall not be deemed to constitute an IAS Material Adverse Effect.

(xvii) “IBS Business” means the business of supplying electrical, electronic and control products and services to building operators, contractors and developers worldwide, as such business is presently conducted under the “Intelligent Buildings Systems” segment of Honeywell and its applicable Subsidiaries.

(xviii) “Identified Guarantees” means (A) the Guarantees set forth in Section 3.20 of the Disclosure Schedule (including any replacements thereof) and (B) any other Guarantees entered into by any of Honeywell, the Sellers or their respective Subsidiaries (other than any of the Companies or their Subsidiaries) on behalf of any of the Companies or their Subsidiaries that are identified to, and consented to in writing by, Purchaser from time to time.

(xix) “Identified Letters of Credit” means (A) the letters of credit set forth in Section 3.5(d) of the Disclosure Schedule (including any replacements thereof) and (B) any other letters of credit entered into by any of Honeywell, the Sellers or their respective Subsidiaries (other than any of the Companies or their Subsidiaries) on behalf of any of the Companies or their Subsidiaries that are identified to, and consented to in writing by, Purchaser from time to time.

(xx)  “Indebtedness” of any Person at any date shall include (A) all indebtedness of such Person for borrowed money, (B) any other indebtedness of such Person which is evidenced by any note, bond, debenture, mortgage or similar instrument, (C) all obligations of such Person secured by an Encumbrance (other than Encumbrances referenced in clauses (A), (B), (C) and (D) of the definition of “Permitted Encumbrances”), (D) all guarantees of such Person in connection with any of the foregoing and (E) all accrued interest, prepayment premiums or penalties related to any of the foregoing (it being understood that obligations under operating leases shall in no event be considered “Indebtedness” hereunder).

(xxi) “Independent Valuation Firm” means a mutually acceptable nationally recognized consulting or valuation firm that has not provided services to either Honeywell or Purchaser or their Affiliates in the preceding three (3) years, or if no such firm is available and willing to serve, then a mutually acceptable consulting or valuation firm.

(xxii)                “IRD” means the Investment Review Division of Industry Canada.

(xxiii)               “knowledge” with respect to Honeywell as it relates to any fact or other matter shall mean the actual knowledge of the individuals identified in Section 10.2(a)(xxiii) of the Disclosure Schedule of such fact or other matter or, in the reasonable exercise of the duties of any such individual in the ordinary course of business consistent with past practice, the facts or other matters that such individual would have reason to know.

(xxiv)               “Law” means any law, statute, ordinance, rule, regulation or common law of any Governmental Authority, or any binding agreement with any Government Authority.

(xxv)                “Liability” means any direct or indirect liability, Indebtedness, claim, loss, damage, deficiency, penalty, obligation or responsibility, fixed or unfixed, choate or inchoate, liquidated or unliquidated, secured or unsecured, accrued, absolute, known or unknown, contingent or otherwise.

(xxvi)               “Losses” means any costs or expenses (including reasonable attorneys’ fees and expenses), judgments, fines, losses, Taxes, royalties, claims, damages and assessments.

(xxvii)              “Made Available” means that the information referred to (i) has been actually delivered to Purchaser or to its outside legal counsel or (ii) was posted no later than three (3) business days prior to the date of execution of the Agreement on the electronic datasite located at http://datasite.merrill.com.

(xxviii)             “Minister of Industry” means the Minister of Industry as designated pursuant to the Investment Canada Act.

(xxix)               “Net Working Capital” means, as of the Closing Date, accounts and trade receivables (net of applicable reserves) plus other current receivables (net of applicable reserves) plus inventory plus prepaid assets plus cash and cash equivalents (but only to the extent contemplated by Section 5.21) less accounts payable (including outstanding checks) less accrued accounts payable less accrued expenses less any cash amounts advanced to Indalex Inc. by Akzo Nobel Coatings Inc. prior to the Closing pursuant to the Letter of Intent between such parties dated April 22, 2005, all of the foregoing being determined in accordance with the Specified Accounting Policies applied on a basis consistent with the application of the Specified Accounting Policies in the historical working capital statement of the Companies and their Subsidiaries attached as Schedule 2.3 (except as otherwise set forth in the Specified Accounting Policies).  For the avoidance of doubt, Net Working Capital shall exclude cash and cash equivalents (except as otherwise provided above), any intercompany eliminations, any intercompany and intracompany assets or Liabilities, income Taxes receivable or payable, and Indebtedness.

(xxx)        “Permit” means any permit, franchise, authorization, license or other approval issued or granted by any Governmental Authority (but excluding patents, trademarks, copyrights and other registrations of Intellectual Property).

(xxxi)       “Permitted Encumbrances” means (A) mechanics’, carriers’, workmen’s, repairmen’s or other like Encumbrances arising or incurred in the ordinary course of business consistent with past practice for amounts not yet delinquent or which are being contested in good faith by appropriate legal proceedings and as to which reserves have been established on the Companies’ or their Subsidiaries’ financial statements in accordance with GAAP, (B) Encumbrances arising under original purchase price conditional sales contracts and equipment leases with third parties entered into in the ordinary course of business consistent with past practice, (C) Encumbrances for Taxes and other governmental charges that are not due and payable or are being contested in good faith by appropriate proceedings or may thereafter be paid without penalty and as to which reserves have been established on the Companies’ or their Subsidiaries’ financial statements in accordance with GAAP, (D) matters referred to in the first paragraph of Section 3.15 of the Disclosure Schedule and (E) imperfections of title, restrictions or Encumbrances, if any, which imperfections of title, restrictions or Encumbrances do not, individually or in the aggregate, materially impair the continued use and operation of the specific assets to which they relate.

(xxxii)      “Person” means an individual, corporation, partnership, limited liability company, association, trust, unincorporated organization, entity or group.

(xxxiii)     “Purchaser Material Adverse Effect” means any material adverse change in or material adverse effect on the ability of Purchaser to perform its obligations under this Agreement or to consummate the transactions contemplated hereby.

(xxxiv)     “Specified Accounting Policies” are the accounting policies, practices, procedures of the IAS Business, applied on a consistent basis, which include those policies, practices and procedures listed on Schedule 3.5.

(xxxv)      “Subsidiary” of a Person means any corporation or other legal entity of which such Person (either alone or through or together with any other Subsidiary or Subsidiaries) is the general partner or managing entity or of which at least a majority of the stock or other equity interests the holders of which are generally entitled to vote for the election of the board of directors or others performing similar functions of such corporation or other legal entity is directly or indirectly owned or controlled by such Person (either alone or through or together with any other Subsidiary or Subsidiaries). Unless otherwise stated herein, “Subsidiary” shall refer to a Subsidiary of the Companies.

(xxxvi)     “Targeted Net Working Capital” means $98,700,000.

(xxxvii)    “Tax Return” shall mean any report, return or similar filing (including the attached schedules) required to be filed with respect to Taxes, including any information return, claim for refund, amended return, or declaration of estimated Taxes.

(xxxviii)   “Taxes” shall mean any and all domestic or foreign, federal, state, provincial, territorial, local or other taxes of any kind (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any Governmental Authority, including taxes with respect to income, capital, capital gains, franchises, windfall or other profits, gross receipts, property, sales, goods and services, harmonized sales, use, capital stock, employment, unemployment, employer health, disability, social security, unclaimed property, payroll, customs duties, transfer, license, workers’ compensation or net worth, and taxes in the nature of excise, withholding, ad valorem or value added.

(xxxix)      “Taxing Authority” shall mean the Internal Revenue Service, the Canada Revenue Agency and any other domestic or foreign Governmental Authority responsible for the administration or collection of any Taxes.

(b)           When a reference is made in this Agreement to Articles, Sections, or Disclosure Schedule, such reference is to an Article or a Section of, or Disclosure Schedule to, this Agreement, unless otherwise indicated.  When a reference is made in this Agreement to a party or parties, such reference is to parties to this Agreement, unless otherwise indicated.  The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be understood to be followed by the words “without limitation.”

10.3        Severability.  If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon a determination that any term or other provision is invalid, illegal or incapable of being enforced, Honeywell and Purchaser shall negotiate in good faith to modify this Agreement so as to effect their original intent as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the maximum extent possible.

10.4        Entire Agreement; No Third-Party Beneficiaries.  This Agreement, including all exhibits and schedules attached hereto, and the Confidentiality Agreement constitute the entire agreement and supersede any and all other prior agreements and undertakings, both written and oral, among the parties hereto, or any of them, with respect to the subject matter hereof and does not, and is not intended to, confer upon any Person (other than the Purchaser Indemnified Parties and the Seller Indemnified Parties pursuant to Section 9.2 and the parties’ respective permitted successors and assigns) any rights or remedies hereunder.

10.5        Amendment; Waiver.  This Agreement maybe amended only in a writing signed by all parties hereto. Any waiver of rights hereunder must be set forth in writing. A waiver of any breach or failure to enforce any of the terms or conditions of this Agreement shall not in any way affect, limit or waive either party’s rights at any time to enforce strict compliance thereafter with every term or condition of this Agreement.

10.6        Binding Effect; Assignment.  This Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective legal representatives and successors and permitted assigns.  Notwithstanding the foregoing, this Agreement shall not be assigned by any party hereto by operation of Law or otherwise without the express written consent of each of the other parties (which consent shall not be unreasonably withheld); provided, however, that, without the consent of the other parties hereto (a) Purchaser may assign its rights (but not its obligations) hereunder (including its right to purchase the Shares), in whole or in part, to any of its Affiliates, (b) Purchaser and, following the Closing, the Companies and their Subsidiaries may assign their rights (but not their obligations) hereunder (including any rights to indemnification), in whole or in part, to any of their respective lenders as collateral security and (c) Purchaser may assign its rights hereunder, in whole or in part, and its obligations hereunder, in whole but not in part, in connection with any disposition or transfer or all or substantially all of the assets of the Companies and their Subsidiaries or the IAS Business in any form of transaction.

10.7        Disclosure Schedule.  The Disclosure Schedule shall be construed with and as an integral part of this Agreement to the same extent as if the same had been set forth verbatim herein. Any matter disclosed pursuant to the Disclosure Schedule shall not be deemed to be an admission or representation as to the materiality of the item so disclosed.

10.8        Governing Law.  This Agreement shall be governed by and construed in accordance with, the laws of the State of New York without regard to the conflicts of laws provisions thereof.

10.9        Dispute Resolution; Mediation; Jurisdiction.

(a)           In the event of any dispute, controversy or claim arising out of or relating to this Agreement or the breach, termination or validity thereof, or the transactions contemplated hereby (a “Dispute”), upon the written notice of either party hereto, the parties hereto shall attempt to negotiate a resolution of the Dispute.  If the parties hereto are unable for any reason to resolve a Dispute within 30 days after the receipt of such notice, the Dispute shall be submitted to mediation in accordance with Section 10.9(b) hereof.

(b)           Any Dispute not resolved pursuant to Section 10.9(a) hereof shall, at the request of either party hereto (a “Mediation Request”), be submitted to non-binding mediation in accordance with the then current CPR Mediation Procedure (the “Procedure”), except as modified herein. The mediation shall be held in New York, New York.  The parties shall have 20 days from receipt by a party of a Mediation Request to agree on a mediator.  If no mediator has been agreed upon by the parties within 20 days after receipt by a party (or parties) of a Mediation Request, then any party may request (on written notice to the other parties), that the CPR appoint a mediator in accordance with the Procedure. All mediation pursuant to this clause shall be confidential and shall be treated as compromise and settlement negotiations, and no oral or documentary representations made by the parties during such mediation shall be admissible for any purpose in any subsequent proceedings.  No party hereto shall disclose or permit the disclosure of any information about the evidence adduced or the documents produced by the other parties in the mediation proceedings or about the existence, contents or results of the mediation without the prior written consent of such other parties except in the course of a judicial or regulatory proceeding or as may be required by Law or requested by a Governmental Authority or securities exchange.  Before making any disclosure permitted by the preceding sentence, the party intending to make such disclosure shall give the other parties reasonable written notice of the intended disclosure and afford the other parties a reasonable opportunity to protect its interests. If the Dispute has not been resolved within 60 days after the appointment of a Mediator, or within 90 days after receipt by a party of a Mediation Request (whichever occurs sooner), or within such longer period as the parties may agree to in writing, then any party may file an action on the Dispute in any court having jurisdiction in accordance with Section 10.9(c).

(c)           Each of the parties hereby irrevocably and unconditionally consents to submit to the exclusive jurisdiction of the courts of the State of New York and the courts of the United States of America located in the State of New York for any litigation arising out of or relating to this Agreement or the transactions contemplated hereby or any of the other transactions contemplated hereby (and agrees not to commence any litigation relating hereto except in such courts), and further agrees that service of any process, summons, notice or document by U.S. registered mail to its respective address set forth in Section 10.1, shall be effective service of process for any litigation brought against it in any such court. Each of the parties hereby irrevocably and unconditionally waives any objection to the laying of venue of any litigation arising out of this Agreement or the transactions contemplated hereby or any of the other transactions contemplated hereby in the courts of the State of New York or the courts of the United States of America located in the State of New York and hereby further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such litigation brought in any such court has been brought in an inconvenient forum. Each of the parties hereto hereby irrevocably and unconditionally waives any right it may have to trial by jury in connection with any litigation arising out of or relating to this agreement, the transactions contemplated hereby or any of the other transactions contemplated hereby.

10.10      Construction.  The headings of Articles and Sections in this Agreement are provided for convenience only and will not affect its construction or interpretation. The language used in this Agreement is the language chosen by the parties to express their mutual intent, and no rule of strict construction shall be applied against any party.

10.11      Counterparts.  This Agreement may be executed simultaneously in one or more counterparts (including by facsimile or electronic .pdf submission), and by the different parties in separate counterparts, each of which when executed shall be deemed to be an original, but all of which shall constitute one and the same agreement.

10.12      Timing.  Actions required hereunder (and events contemplated to occur) on other than a business day shall be taken (or shall occur) on the next succeeding business day.  For these purposes, “business day” shall mean any day other than a Saturday, Sunday or day on which banking institutions in the State of New York are authorized or obligated to close.

[Signature Page Follows.]

IN WITNESS WHEREOF, the parties hereto have caused this Stock Purchase Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

INDALEX HOLDING CORP.

By:	/s/ M. Steven Liff
Name:	M. Steven Liff
Title:	Vice President

HONEYWELL INTERNATIONAL INC.

By:	/s/ Brian S. Cook
Name:	Brian S. Cook
Title:	Director Corporate Development

NOVAR OVERSEAS HOLDINGS B.V.

By:	/s/ Brian S. Cook
Name:	Brian S. Cook
Title:	Authorized Signatory

NOVAR USA HOLDINGS INC.

By:	/s/ Brian S. Cook
Name:	Brian S. Cook
Title:	Authorized Signatory